UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

Dated: June 9, 2017

Commission File No. 001-33311

NAVIOS MARITIME HOLDINGS INC.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Yes  ☐             No  ☒

The information contained in this Report is incorporated by reference into the Registration Statements on Form S-8, File No. 333-147186 and 333-202141, and the related prospectuses.

Operating and Financial Review and Prospects

The following is a discussion of the financial condition and results of operations of Navios Maritime Holdings Inc. (“Navios Holdings” or the “Company”) for the three month periods ended March 31, 2017 and 2016. Navios Holdings’ financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America (“U.S. GAAP”). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Holdings’ Annual Report on Form 20-F for the year ended December 31, 2016 filed with the Securities and Exchange Commission (“SEC”) and the condensed consolidated financial statements and the accompanying notes included elsewhere in this report.

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements herein other than statements of historical fact, including statements regarding business and industry prospects or future results of operations or financial position should be considered forward-looking. These forward looking statements are based on Navios Holdings’ current expectations and observations. Factors that could cause actual results to differ materially include, but are not limited to uncertainty relating to global trade, including prices of seaborne commodities and continuing issues related to seaborne volume and ton miles, our continued ability to enter into long-term time charters, our ability to maximize the use of our vessels, expected demand in the dry cargo shipping sector in general and the demand for our Panamax, Capesize and Ultra Handymax vessels in particular, fluctuations in charter rates for dry cargo carriers vessels, the aging of our fleet and resultant increases in operations costs, the loss of any customer or charter or vessel, the financial condition of our customers, changes in the availability and costs of funding due to conditions in the bank market, capital markets and other factors, increases in costs and expenses, including but not limited to: crew wages, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance, and general and administrative expenses, the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business, general domestic and international political conditions, competitive factors in the market in which Navios Holdings operates, the value of our publicly traded subsidiaries and risks associated with operations outside the United States. Other factors that could cause our actual results to differ from our current expectations and observations include, but are not limited to, those discussed under Part I, Item 3D — Risk Factors in Navios Holdings’ Annual Report on Form 20-F for the year ended December 31, 2016. All forward-looking statements made in this report speak only as of the date of this document. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Recent Developments

Navios Maritime Containers Inc. (“Navios Containers”)

On June 8, 2017, Navios Containers, a newly formed Marshall Islands company dedicated to the container sector, announced that it has closed its private placement and the acquisition of five container vessels and rights to the remaining fleet (the “RMT Fleet”) of Rickmers Maritime Trust Pte. (“Rickmers Trust”).

Navios Containers issued approximately 10 million shares for $50.3 million of gross proceeds at a subscription price of $5.00 per share. Navios Maritime Partners L.P. (“Navios Partners”) invested $30.0 million and received about 60% of the equity, and Navios Holdings invested $5.0 million and received about 10% of the equity of Navios Containers. Each of Navios Partners and Navios Holdings also received warrants, with a five-year term, for 6.8% and 1.7% of the equity, respectively.

Navios Containers also announced that it has registered for trading on the Norwegian Over-The-Counter Market and expects to begin trading on or about June 12, 2017 under the ticker NMCI.

Navios Containers used the proceeds from the private placement to acquire five 4,250 TEU vessels from Navios Partners for a total purchase price of $64.0 million. These vessels, recently acquired by Navios Partners from Rickmers Trust, are employed on charters with a net daily charter rate of $26,850. The charters expire in 2018 and early 2019.

In addition, Navios Containers acquired all the rights under the acquisition agreements entered into between Navios Partners and Rickmers Trust to purchase the remaining nine vessels in the original 14-vessel container RMT Fleet. The acquisition of the nine additional vessels is subject to a number of conditions, and no assurance can be provided that the acquisition will close at all or in part.

First Ship Lease Trust (“FSL Trust”)

Navios Holdings executed, for itself and/or for its affiliates (“Navios”), an exclusivity agreement and term sheet to purchase directly or indirectly, 100% of FSL Asset Management Pte. Ltd. (“FSL Asset”) and not less than a total of 50.1% of FSL Trust from an existing shareholder and FSL Trust. FSL Trust is listed on the Mainboard of the Singapore Exchange Securities Trading Limited.

FSL Trust is a Singapore-based business trust which owns a diversified fleet of 22 modern and high-quality oceangoing vessels (the “FSL Fleet”). The Fleet includes 12 product tankers, three chemical tankers, two crude oil tankers and five container vessels.

The acquisition is subject to a number of conditions, including (i) the satisfactory restructuring of the existing mortgage debt and other loan facilities of FSL Trust, (ii) waiver by the Securities Industry Council of any obligation for Navios to make a mandatory take-over offer for all the units in FSL Trust (the “Whitewash Waiver”) and (iii) approval of FSL Trust’s independent unitholders of the Whitewash Waiver. No assurance can be provided that these conditions will be satisfied and that any acquisition will be concluded at all or in part.

The parties have agreed to negotiate exclusively with each other and will seek to execute definitive agreements by September 30, 2017.

Asset Sale

In May 2017, Navios Holdings agreed to sell to an unrelated third party the Navios Horizon, a 2000 built Japanese dry bulk vessel of 50,346 dwt, for a total net sale price of $6.8 million to be paid in cash, with delivery expected in August 2017.

Debt Refinancing

In May 2017, Navios Holdings refinanced one of its existing debt facilities securing a 2010 built Capesize vessel with a $15.3 million new bank loan. The new loan has a term of 4.25 years, bears interest at a rate of LIBOR plus 300 basis points.

Navios South American Logistics Inc. (“Navios Logistics”)

On May 18, 2017, Navios Logistics acquired two product tankers, Ferni H (16,871 DWT) and San San H (16,871 DWT) for $11.2 million which were previously under capital lease with an obligation to purchase in 2020. The remaining capital lease obligation was terminated after the acquisition of the vessels. The acquisition of the two product tankers was financed with a $14.0 million five year term loan.

Overview

General

Navios Holdings is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of dry bulk commodities, including iron ore, coal and grain. Navios Holdings technically and commercially manages its owned fleet, Navios Maritime Acquisition Corporation’s (“Navios Acquisition”) fleet, Navios Partners’ fleet, Navios Maritime Midstream Partners L.P.’s (“Navios Midstream”) fleet, Navios Europe Inc.’s (“Navios Europe I”) fleet, and Navios Europe (II) Inc.’s (“Navios Europe II”) fleet, and commercially manages its chartered-in fleet. Navios Holdings has in-house ship management expertise that allows it to oversee every step of ship management, including the shipping operations throughout the life of the vessels and the superintendence of maintenance, repairs and drydocking.

Navios Logistics

Navios Logistics, a consolidated subsidiary of the Company, is one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia river system, the main navigable river system in the region, and on cabotage trades along the eastern coast of South America. Navios Logistics is focused on providing its customers integrated transportation, storage and related services through its port facilities, its large, versatile fleet of dry and liquid cargo barges and its product tankers. Navios Logistics serves the needs of a number of growing South American industries, including mineral and grain commodity providers as well as users of refined petroleum products. As of March 31, 2017, Navios Holdings owned 63.8% of Navios Logistics.

Affiliates (not consolidated under Navios Holdings)

Navios Partners (NYSE:NMM) is an international owner and operator of dry cargo vessels and is engaged in seaborne transportation services of a wide range of dry bulk commodities including iron ore, coal, grain, fertilizer and also containers, chartering its vessels under medium to long-term charters. As of March 31, 2017, Navios Holdings owned a 20.9% interest in Navios Partners, including a 2.0% general partner interest.

Navios Acquisition (NYSE: NNA), an affiliate (former subsidiary) of the Company, is an owner and operator of tanker vessels, focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals. As of March 31, 2017, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition was 43.4% and its economic interest in Navios Acquisition was 46.1%.

Navios Midstream (NYSE: NAP) is a publicly traded master limited partnership which owns and operates crude oil tankers under long-term employment contracts. Currently, Navios Holdings owns no direct equity interest in Navios Midstream.

Navios Europe I is engaged in the marine transportation industry through the ownership of five tankers and five container vessels. Navios Holdings, Navios Acquisition and Navios Partners have voting interests of 50%, 50% and 0%, respectively, and 47.5%, 47.5% and 5% economic interests, respectively, in Navios Europe I.

Navios Europe II is engaged in the marine transportation industry through the ownership of seven dry bulk and seven container vessels. Navios Holdings, Navios Acquisition and Navios Partners have voting interests of 50%, 50% and 0%, respectively, and 47.5%, 47.5% and 5% economic interests, respectively, in Navios Europe II.

Fleet

The following is the current Navios Holdings’ “core fleet” employment profile (excluding Navios Logistics). The current “core fleet” consists of 66 vessels totaling 6.7 million deadweight tons and has an average age of 8.1 years. The employment profile of the fleet as of May 29, 2017, is reflected in the tables below. Navios Holdings has currently fixed 34.7% (excluding index-linked charters) of available days for the remaining nine months of 2017 of its fleet (excluding vessels which are utilized to fulfill Contracts of Affreightment (“COAs”)). Although these fees, as presented below, are based on contractual charter rates, any contract is subject to performance by the counterparties and us. Additionally, the level of these fees would decrease depending on the vessels’ off-hire days to perform periodic maintenance.

Owned Fleet. Navios Holdings owns a fleet comprised of 14 Ultra Handymax vessels, 13 Capesize vessels, 12 Panamax vessels and one Handysize vessel.

Vessels	Type	Built	DWT	Charter- out Rate (1)	Profit Share	Expiration Date (2)
Navios Serenity	Handysize	2011	34,690	7,125	No	06/2017
Navios Ionian (i)	Ultra Handymax	2000	52,067	5,700	No	06/2017
Navios Horizon (i)	Ultra Handymax	2001	50,346	6,175	No	06/2017
Navios Herakles	Ultra Handymax	2001	52,061	9,025	No	09/2017
Navios Achilles	Ultra Handymax	2001	52,063	7,410	No	08/2017
Navios Vector	Ultra Handymax	2002	50,296	8,550	No	08/2017
Navios Meridian	Ultra Handymax	2002	50,316	8,788	No	06/2017
Navios Mercator	Ultra Handymax	2002	53,553	4,750	No	06/2017
Navios Arc	Ultra Handymax	2003	53,514	7,268	No	07/2017
Navios Hios	Ultra Handymax	2003	55,180	9,738	No	09/2017
Navios Kypros	Ultra Handymax	2003	55,222	—	Pool earnings + 4%	06/2017
Navios Astra	Ultra Handymax	2006	53,468	6,650	No	07/2017
Navios Ulysses	Ultra Handymax	2007	55,728	—	Pool earnings + 4%	06/2017
Navios Celestial	Ultra Handymax	2009	58,063	11,400	No	08/2017
Navios Vega	Ultra Handymax	2009	58,792	—	Pool earnings + 7%	06/2017
Navios Magellan	Panamax	2000	74,333	6,650	No	11/2017
Navios Star	Panamax	2002	76,662	7,952	No	06/2017
				—	100% of average Baltic Panamax Index 4TC Routes less 2,488/day	12/2018
Navios Northern Star	Panamax	2005	75,395	5,510	No	07/2017
Navios Amitie	Panamax	2005	75,395	7,567	No	06/2017
				—	100% of average Baltic Panamax Index 4TC Routes less $2,488/day	12/2018
Navios Taurus	Panamax	2005	76,596	9,690	No	11/2017
Navios Asteriks	Panamax	2005	76,801	4,054	No	06/2017
				—	100% of average Baltic Panamax Index 4TC Routes less 2,488/day	11/2018

Vessels	Type	Built	DWT	Charter- out Rate (1)	Profit Share	Expiration Date (2)
N Amalthia	Panamax	2006	75,318	6,364	No	06/2017
				—	100% of average Baltic Panamax Index 4TC Routes less 2,488/day	12/2018
Navios Galileo	Panamax	2006	76,596	7,086	No	06/2017
				—	100% of average Baltic Panamax Index 4TC Routes less 2,488/day	12/2018
N Bonanza	Panamax	2006	76,596	4,054	No	06/2017
				—	100% of average Panamax Index 4TC Routes less $2,488/day	11/2018
Navios Avior	Panamax	2012	81,355	7,838	No	07/2017
Navios Centaurus	Panamax	2012	81,472	6,907	No	06/2017
				—	110% of average Baltic Panamax Index 4TC Routes less adjustment to be based on index formula	12/2018
Navios Sphera	Panamax	2016	84,872	8,325	No	06/2017
				—	123% of average Baltic Panamax Index 4TC Routes less adjustment to be based on index formula	01/2019
Navios Stellar	Capesize	2009	169,001	—	$9,480 adjusted for 50% Pool Earnings or Weighted Average Baltic Capesize 5TC Index Routes	10/2017
Navios Bonavis	Capesize	2009	180,022	14,415	No	06/2017
				—	106.5% Weighted Average Baltic Capesize 5TC Index Routes, with minimum floor rate $4,500	01/2018
Navios Happiness	Capesize	2009	180,022	13,428	No	06/2017
				—	106% Weighted Average Baltic Capesize 5TC Index Routes	04/2018
Navios Phoenix	Capesize	2009	180,242	—	$9,480 adjusted for 50% Pool Earnings or Weighted Average Baltic Capesize 5TC Index Routes	08/2017
Navios Lumen	Capesize	2009	180,661	13,119	No	05/2017
				—	108% Weighted Average Baltic Capesize 5TC Index Routes	03/2018
Navios Antares	Capesize	2010	169,059	—	98.25% Weighted Average Baltic Capesize C5 Index Routes	07/2017
Navios Etoile	Capesize	2010	179,234	9,025	No	01/2018
Navios Bonheur	Capesize	2010	179,259	—	98.25% Weighted Average Baltic Capesize C5 Index Routes	07/2017
Navios Altamira	Capesize	2011	179,165	—	$9,480 adjusted for 50% Pool Earnings or Weighted Average Baltic Capesize 5TC Index Routes	09/2017
Navios Azimuth	Capesize	2011	179,169	14,725	No	03/2018
Navios Ray	Capesize	2012	179,515	11,014	No	06/2017
				—	$4,500 + 52% Weighted Average Baltic Capesize 5TC Index Routes	02/2018

Vessels	Type	Built	DWT	Charter- out Rate (1)	Profit Share	Expiration Date (2)
Navios Gem	Capesize	2014	181,336	15,698	No	06/2017
				—	120% Weighted Average Baltic Capesize 5TC Index Routes	04/2018
Navios Mars	Capesize	2016	181,259	—	$11,455 adjusted for 50% Pool Earnings or Weighted Average Baltic Capesize 5TC Index Routes	10/2017

(i)	Agreed to be sold.
(1)	Daily rate net of commissions.
(2)	Expected redelivery basis midpoint of full redelivery period.

Long-Term Fleet. In addition to the 40 owned vessels, Navios Holdings controls a fleet of eight Capesize, eleven Panamax, six Ultra Handymax, and one Handysize vessels under long-term charter-in contracts, which have an average age of approximately 5.1 years. The average daily charter-in rate for the active long-term charter-in vessels (excluding vessels which are utilized to fulfill COAs) for the remaining nine months of 2017 is $12,471. We estimate the days of the long-term charter-in vessels (excluding vessels which are utilized to fulfill COAs) for the remaining nine months of 2017 are 6,600 days.

Long-term Chartered-in Vessels

Vessels	Type	Built	DWT	Purchase Option (3)		Charter-out Rate (1)		Expiration Date (2)
Navios Lyra	Handysize	2012	34,718	Yes	(4)	6,175		06/2017
Navios Primavera	Ultra Handymax	2007	53,464	Yes		9,025		10/2017
Mercury Ocean	Ultra Handymax	2008	53,452	No		7,600		08/2017
Kouju Lily	Ultra Handymax	2011	58,872	No		8,550		08/2017
Navios Oriana	Ultra Handymax	2012	61,442	Yes		9,736		05/2017
						—	(5)	03/2018
Navios Mercury	Ultra Handymax	2013	61,393	Yes		—	(6)	06/2017
Navios Venus	Ultra Handymax	2015	61,339	Yes		10,588		06/2017
						—	(5)	03/2018
Osmarine	Panamax	2006	76,000	No		7,125		07/2017
Navios Aldebaran	Panamax	2008	76,500	Yes		6,508		06/2017
KM Imabari	Panamax	2009	76,619	No		8,313		10/2017
Navios Marco Polo	Panamax	2011	80,647	Yes		—	(7)	09/2018
Navios Southern Star	Panamax	2013	82,224	Yes		10,746		06/2017
						—	(8)	02/2018
Sea Victory	Panamax	2014	77,095	Yes		4,957		06/2017
						—	(9)	11/2018
Navios Amber	Panamax	2015	80,994	Yes		7,988		06/2017
						—	(10)	01/2019
Navios Sky	Panamax	2015	82,056	Yes		7,977		06/2017
						—	(11)	03/2019
Navios Coral	Panamax	2016	84,904	Yes		10,670		06/2017
						—	(12)	01/2018
Navios Citrine	Panamax	2017	81,626	Yes		7,600		06/2017
Navios Dolphin	Panamax	2017	81,630	Yes		7,600		06/2017
Equator Prosper	Capesize	2000	170,000	No		12,058		06/2017
Pacific Explorer	Capesize	2007	177,000	No		12,025		06/2017
						—	(13)	01/2018
King Ore	Capesize	2010	176,800	Yes				—
Navios Koyo	Capesize	2011	181,415	Yes		16,253		06/2017
						—	(14)	03/2018
Navios Obeliks	Capesize	2012	181,415	Yes				—
Dream Canary	Capesize	2015	180,528	Yes		9,975		12/2017
Dream Coral	Capesize	2015	181,249	Yes		12,350		02/2018
Navios Felix	Capesize	2016	181,221	Yes		17,807		05/2017
						—	(15)	11/2017

(1)	Daily rate net of commissions.
(2)	Expected redelivery basis midpoint of full redelivery period.
(3)	Generally, Navios Holdings may exercise its purchase option after three to five years of service.
(4)	Navios Holdings holds the initial 50% purchase option on the vessel.
(5)	110% of average Baltic Supramax 52 Index Routes.
(6)	Based on Pool Earnings + 18%.
(7)	113% of average Baltic Panamax Index 4TC Routes less adjustment to be based on index formula.
(8)	115% of average Baltic Panamax Index 4TC Routes.
(9)	114% of average Baltic Panamax Index 4TC Routes less $2,488/day.
(10)	120% of average Baltic Panamax Index 4TC Routes less adjustment to be based on index formula.
(11)	115% of average Baltic Panamax Index 4TC Routes less adjustment to be based on index formula.
(12)	120.5% of average Baltic Panamax Index 4TC Routes.
(13)	$5,000 + 53% of weighted average Baltic Capesize Index 5TC Routes.
(14)	115% of average Baltic Capesize Index 5TC Routes.
(15)	120% of weighted average Baltic Capesize Index 5TC Routes.

Many of Navios Holdings’ current long-term chartered-in vessels are chartered from ship owners with whom Navios Holdings has long-standing relationships. Navios Holdings pays these ship owners daily rates of hire for such vessels, and then charters out these vessels to other parties, who pay Navios Holdings a daily rate of hire. Navios Holdings also enters into COAs pursuant to which Navios Holdings has agreed to carry cargoes, typically for industrial customers, who export or import dry bulk cargoes. Further, Navios Holdings enters into spot market voyage contracts, where Navios Holdings is paid a rate per ton to carry a specified cargo from point A to point B.

Short-Term Fleet. Navios Holdings’ short-term fleet is comprised of Capesize, Panamax and Ultra Handymax vessels chartered-in for durations of less than 12 months. The number of short-term vessels varies from time to time. These vessels are not included in the “core fleet” of the Company.

Charter Policy and Industry Outlook

Navios Holdings’ policy has been to take a portfolio approach to managing operating and counterparty risks. This policy may lead Navios Holdings to time charter-out many of the vessels that it is operating (i.e., vessels owned by Navios Holdings or which Navios Holdings has taken into its fleet under charters having a duration of more than 12 months) for long-term periods to various shipping industry counterparties considered by Navios Holdings to have appropriate credit profiles. By doing this, Navios Holdings aims to lock in, subject to credit and operating risks, favorable forward revenue and cash flows which it believes will cushion it against unfavorable market conditions, when the Company deems necessary. In addition, Navios Holdings trades additional vessels taken in on shorter term charters of less than 12 months duration as well as voyage charters or COAs and Forward Freight Agreements (“FFAs”).

The average daily charter-in vessel cost for the Navios Holdings long-term charter-in fleet (excluding vessels, which are utilized to serve voyage charters or COAs) was $11,398 per day for the three month period ended March 31, 2017. The average long-term charter-in hire rate per vessel included in this document was computed by (a) multiplying (i) the daily charter-in rate for each vessel by (ii) the number of days each vessel is in operation for the period under review; (b) summing those individual multiplications; and (c) dividing such total by the total number of charter-in vessel days for the period. These rates exclude gains and losses from FFAs. Furthermore, Navios Holdings has the ability to increase its owned fleet through purchase options exercisable in the future if the price is favorable relative to the then-current market. Navios holds 20 purchase options. Historically, this chartering policy had the effect of generating Time Charter Equivalents (“TCE”) that were higher than spot employment.

Navios Holdings believes that a decrease in global commodity demand from its current level, and the delivery of dry bulk carrier new buildings into the world fleet, could have an adverse impact on future revenue and profitability. According to Clarksons May 2017 Dry Bulk Trade Outlook, expectations are for growth in dry bulk demand to increase by 3.3% in 2017 and the fleet is only expected to grow by 3.0%, which should signal a positive market and stable or increasing revenue and profitability this year. Navios Holdings also believes that the operating cost advantage of its owned vessels should continue to help mitigate the impact of any declines in freight rates. A reduced freight rate environment also has an adverse impact on the value of Navios Holdings’ owned fleet. In reaction to a decline in freight rates, available ship financing can also be negatively impacted.

Navios Logistics owns and operates vessels, barges and pushboats located mainly in Argentina, the largest independent bulk transfer and storage port facility in Uruguay, and an upriver liquid port facility located in Paraguay. Operating results for Navios Logistics are highly correlated to: (i) South American grain production and export, in particular Argentinean, Brazilian, Paraguayan, Uruguayan and Bolivian production and export; (ii) South American iron ore production and export, mainly from Brazil; and (iii) sales (and logistic services) of petroleum products in the Argentine and Paraguayan markets. Navios Holdings believes that the continuing development of these businesses will foster throughput growth and therefore increase revenues at Navios Logistics. Should this development be delayed, grain harvests be reduced or diverted to other areas or uses, or the market experience an overall decrease in the prices or the demand for grain or iron ore, the operations of Navios Logistics could be adversely affected.

Factors Affecting Navios Holdings’ Results of Operations

Navios Holdings believes the principal factors that will affect its future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which its vessels engage in business. Please read “Risk Factors” included in Navios Holdings’ Annual Report on Form 20-F for the year ended December 31, 2016 filed with the SEC for a discussion of certain risks inherent in its business.

Navios Holdings actively manages the risk in its operations by: (i) operating the vessels in its fleet in accordance with all applicable international standards of safety and technical ship management; (ii) enhancing vessel utilization and profitability through an appropriate mix of long-term charters complemented by spot charters (time charters for short-term employment) and COAs; (iii) monitoring the financial impact of corporate exposure from both physical and FFAs transactions; (iv) monitoring market and counterparty credit risk limits; (v) adhering to risk management and operation policies and procedures; and (vi) requiring counterparty credit approvals.

Navios Holdings believes that important measures for analyzing trends in its results of operations include the following:

•	Market Exposure: Navios Holdings manages the size and composition of its fleet by seeking a mix between chartering and owning vessels in order to adjust to anticipated changes in market rates. Navios Holdings aims to achieve an appropriate balance between owned vessels and long and short-term chartered-in vessels and controls approximately 6.7 million dwt in dry bulk tonnage. Navios Holdings’ options to extend the charter duration of vessels it has under long-term time charter (durations of over 12 months) and its purchase options on chartered vessels permit Navios Holdings to adjust the cost and the fleet size to correspond to market conditions.

•	Available days: Available days are the total number of days a vessel is controlled by a company, less the aggregate number of days that the vessel is off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

•	Operating days: Operating days are the number of available days in a period, less the aggregate number of days that the vessels are off-hire due to any reason, including lack of demand or unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•	Fleet utilization: Fleet utilization is obtained by dividing the number of operating days during a period by the number of available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

•	TCE rates: TCE rates are defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts, while charter hire rates for vessels on time charters generally are expressed in such amounts.

•	Equivalent vessels: Equivalent vessels are defined as the available days of the fleet divided by the number of the calendar days in the period.

Voyage and Time Charter

Revenues are driven primarily by the number and type of vessels in the fleet, the number of days during which such vessels operate and the amount of daily charter hire rates that the vessels earn under charters, which, in turn, are affected by a number of factors, including:

•	the duration of the charters;

•	the level of spot market rates at the time of charters;

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend in drydock undergoing repairs and upgrades;

•	the age, condition and specifications of the vessels; and

•	the aggregate level of supply and demand in the dry bulk shipping industry.

Time charters are available for varying periods, ranging from a single trip (spot charter) to a long-term period which may be many years. Under a time charter, owners assume no risk for finding business and obtaining and paying for fuel or other expenses related to the voyage, such as port entry fees. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. Vessel charter rates are affected by world economics, international events, weather conditions, labor strikes, governmental policies, supply and demand, and many other factors that might be beyond the control of management.

Consistent with industry practice, Navios Holdings uses TCE rates as a method of analyzing fluctuations between financial periods and as a method of equating revenue generated from a voyage charter to time charter revenue.

TCE rate also serves as an industry standard for measuring revenue and comparing results between geographical regions and among competitors.

The cost to maintain and operate a vessel increases with the age of the vessel. Older vessels are less fuel efficient, cost more to insure and require upgrades from time to time to comply with new regulations. The average age of Navios Holdings’ owned fleet is 8.1 years. As Navios Holdings’ fleet ages or if Navios Holdings expands its fleet by acquiring previously owned and older vessels, the cost per vessel would be expected to rise and, assuming all else, including rates, remains constant, vessel profitability would be expected to decrease.

COAs and FFAs

Navios Holdings enhances vessel utilization and profitability through a mix of voyage charters, short-term charter-out contracts, COAs and strategic cargo contracts.

Navios Holdings may enter into dry bulk shipping FFAs as economic hedges relating to identifiable ship and/or cargo positions or as economic hedges of transactions the Company expects to carry out in the normal course of its shipping business. FFAs cover periods generally ranging from one month to one year and are based on time charter rates or freight rates on specific quoted routes. FFAs are executed either over-the-counter, between two parties, or through LCH, the London clearing house. FFAs are settled in cash monthly based on publicly quoted indices. No over-the-counter trades have been executed since 2012. Navios Holdings has implemented specific procedures designed to respond to credit risk associated with over-the-counter trades, including the establishment of a list of approved counterparties and a credit committee which meets regularly.

Statement of Operations Breakdown by Segment

Navios Holdings reports financial information and evaluates its operations by charter revenues and not by vessel type, length of ship employment, customers or type of charter. Navios Holdings does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for each type of charter, management does not identify expenses, profitability or other financial information on a charter-by-charter or type of charter basis. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The Company currently has two reportable segments: the Dry bulk Vessel Operations and the Logistics Business. The Dry bulk Vessel Operations segment consists of the transportation and handling of bulk cargoes through the ownership, operation, and trading of vessels, freight, and FFAs. The Logistics Business segment consists of port terminal business, barge business and cabotage business in the Hidrovia region of South America. Navios Holdings measures segment performance based on net income attributable to Navios Holdings’ common stockholders.

Period over Period Comparisons

For the Three Month Period Ended March 31, 2017 Compared to the Three Month Period Ended March 31, 2016

The following table presents consolidated revenue and expense information for the three month periods ended March 31, 2017 and 2016, respectively. This information was derived from the unaudited condensed consolidated statement of comprehensive loss of Navios Holdings for the respective periods.

(in thousands of U.S. dollars)	Three Month Period Ended March 31, 2017 (unaudited)	Three Month Period Ended March 31, 2016 (unaudited)
Revenue	$95,346	$101,487
Administrative fee revenue from affiliates	5,298	5,482
Time charter, voyage and logistics business expenses	(50,726)	(46,381)
Direct vessel expenses	(30,044)	(30,074)
General and administrative expenses incurred on behalf of affiliates	(5,298)	(5,482)
General and administrative expenses	(6,384)	(6,438)
Depreciation and amortization	(25,623)	(19,827)
Interest expense and finance cost, net	(27,422)	(27,750)
Impairment loss on sale of vessel	(9,098)	—
Other (expense)/ income, net	(1,355)	11,664

Loss before equity in net earnings of affiliated companies	$(55,306)	$(17,319)
Equity in net earnings of affiliated companies	5,082	12,952

Loss before taxes	$(50,224)	$(4,367)
Income tax benefit/ (expense)	417	(1,045)

Net Loss	$(49,807)	$(5,412)
Less: Net loss/ (income) attributable to the noncontrolling interest	1,088	(2,053)

Net loss attributable to Navios Holdings common stockholders	$(48,719)	$(7,465)

Set forth below are selected historical and statistical data for the dry bulk vessel operations segment for each of the three month periods ended March 31, 2017 and 2016 that the Company believes may be useful in better understanding the Company’s financial position and results of operations.

	Three Month Period Ended March 31,
	2017	2016
	(unaudited)	(unaudited)
FLEET DATA
Available days	5,803	5,960
Operating days	5,791	5,861
Fleet utilization	99.8%	98.4%
Equivalent vessels	64	65
AVERAGE DAILY RESULTS
Time Charter Equivalents	$7,857	$7,008

During the three month period ended March 31, 2017, there were 157 less available days as compared to the same period during 2016 due to (i) a decrease in available days of owned vessels by 68 days; and (ii) a decrease in long-term and short-term charter-in fleet available days by 89 days.

The average TCE rate for the three months ended March 31, 2017 was $7,857 per day, which was $849 per day higher than the rate achieved in the same period during 2016. This was due primarily to the increase in the freight market during the first quarter of 2017, as compared to the same period in 2016.

Revenue: Revenue from dry bulk vessel operations for the three month period ended March 31, 2017 was $51.5 million as compared to $46.3 million for the same period during 2016. The increase of $5.2 million, or 11.4%, in dry bulk revenue was mainly attributable to (i) an increase in the TCE rate per day by 12.1% to $7,857 per day in the first quarter of 2017, as compared to $7,008 per day in the same period of 2016; and (ii) an increase in the fleet utilization of 1.4% to 99.8% in the first quarter of 2017, as compared to 98.4% in the same period of 2016. This increase was partially mitigated by a net decrease in available days of our fleet by 157 days.

Revenue from the logistics business was $43.8 million for the three months ended March 31, 2017, as compared to $55.2 million for the same period during 2016. The decrease of $11.4 million, or 20.7%, was mainly attributable to a decrease of $7.6 million in the barge business due to less volume of cargo transported during the period, a decrease of $3.4 million in the cabotage business mainly due to less operating days of our fleet and a decrease of $0.4 million relating to the port operations.

Administrative Service Fee from Affiliates: Administrative fee revenue from affiliates decreased by $0.2 million, or 3.4%, to $5.3 million for the three month period ended March 31, 2017, as compared to $5.5 million for the same period in 2016. See the general and administrative expenses discussion below.

Time Charter, Voyage and Logistics Business Expenses: Time charter, voyage and logistics business expenses increased by $4.3 million, or 9.4%, to $50.7 million for the three month period ended March 31, 2017, as compared to $46.4 million for the three month period ended March 31, 2016.

Time charter and voyage expenses from dry bulk operations increased by $4.9 million, or 15.3%, to $36.7 million for the three month period ended March 31, 2017, as compared to $31.8 million for the three month period ended March 31, 2016. This was primarily due to an increase in (i) charter-in expenses; (ii) loss voyages in progress; and (iii) port expenses.

Of the total amounts for the three month periods ended March 31, 2017 and 2016, $14.0 million and $14.5 million, respectively, were related to Navios Logistics. The decrease in time charter, voyage and logistics business expenses related to Navios Logistics was mainly due to (i) a decrease in time charter and voyage expenses of the barge business, mainly attributable to the less number of trips performed; and (ii) a decrease in port terminal expenses.

Direct Vessel Expenses: Direct vessel amounted to $30.0 million for the three month period ended March 31, 2017, and remained stable compared to the same period in 2016. Direct vessel expenses include crew costs, provisions, deck and engine stores, lubricating oils, chemicals, insurance premiums and costs for maintenance and repairs.

Direct vessel expenses from dry bulk operations decreased by $0.9 million, or 6.4%, to $12.5 million for the three month period ended March 31, 2017, as compared to $13.4 million for the three month periods ended March 31, 2016. This decrease was mainly attributable to (i) a decrease in crew costs; (ii) a decrease in insurance costs; (iii) a decrease in repairs costs; and (iv) a decrease in lubricants and chemicals expenses.

Of the total amounts for the three month periods ended March 31, 2017 and 2016, $17.5 million and $16.7 million, respectively, were related to Navios Logistics. The increase in direct vessel expenses related to Navios Logistics was mainly attributable to an increase in payroll costs and related costs and repair and maintenance expenses of the barge business.

General and Administrative Expenses Incurred on Behalf of Affiliates: General and administrative expenses incurred on behalf of affiliates decreased by $0.2 million, or 3.4%, to $5.3 million for the three month period ended March 31, 2017, as compared to $5.5 million for the same period in 2016. See the general and administrative expenses discussion below.

General and Administrative Expenses: General and administrative expenses of Navios Holdings are comprised of the following:

(in thousands of U.S. dollars)	Three Month Period Ended March 31, 2017 (unaudited)	Three Month Period Ended March 31, 2016 (unaudited)
Administrative fee revenue from affiliates	$(5,298)	$(5,482)
General and administrative expenses incurred on behalf of affiliates	5,298	5,482
General and administrative expenses	6,384	6,438

	Three Month Period Ended March 31, 2017	Three Month Period Ended March 31, 2016
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Dry bulk Vessel Operations	$2,863	$3,140
Logistics Business	3,521	3,298

General and administrative expenses	$6,384	$6,438

General and administrative expenses amounted to $6.4 million for the three month period ended March 31, 2017, and remained stable compared to the same period in 2016, mainly due to (i) a $0.2 million decrease in general and administrative expenses attributable to the logistics business, mitigated by (ii) a $0.2 million increase in general and administrative expenses attributable to the dry bulk business, mainly due to payroll and other related costs.

Depreciation and Amortization: For the three month period ended March 31, 2017, depreciation and amortization increased by $5.8 million to $25.6 million as compared to $19.8 million for the three month period ended March 31, 2016. The increase was primarily due to an increase in depreciation and amortization of dry bulk vessels by $6.4 million, due to the early redelivery of a vessel from its charterer during the first quarter of 2016 and the subsequent write-off of its purchase option and unfavorable lease balance. The overall increase was partially mitigated by a decrease in depreciation and amortization of the logistics business by $0.6 million, mainly due to certain barges having been fully depreciated.

Interest Expense and Finance Cost, Net: Interest expense and finance cost, net decreased by $0.4 million, or 1.2%, to $27.4 million for the three month period ended March 31, 2017, as compared to $27.8 million in the same period in 2016. The decrease was mainly due to higher interest income from loans provided to Navios Europe I and Navios Europe II.

Impairment loss on sale of vessel: During the three month period ended March 31, 2017, the Company recognized an impairment loss of $9.1 million relating to the sale of Navios Ionian for a total net sale price of $5.3 million to be paid in cash, with delivery expected in June 2017.

Other (Expense)/ Income, Net: Other (expense)/ income, net decreased by $13.1 million, to $1.4 million net expense for the three month period ended March 31, 2017, as compared to $11.7 million net income for the same period in 2016. This increase was due to (i) a $13.9 million decrease in other income/ (expense), net of dry bulk vessel operations; and (ii) a $0.8 million increase in other (expense)/ income, net of the logistics business.

The decrease in other (expense)/ income, net of dry bulk vessels operations was mainly due to the early redelivery of a vessel from its charterer in the first quarter of 2016, in exchange for $13.0 million in cash and settlement of outstanding claims payable to the charterer amounting to $1.9 million. This decrease in other income/ (expense), net was partially offset by (i) a $0.5 million decrease in loss from foreign exchange differences; and (ii) a $0.5 million increase in miscellaneous other expenses.

The increase in other (expense)/ income, net of the logistics business was mainly due to (i) a $1.0 million gain on sale of assets during the first quarter of 2016, partially offset by (ii) a $0.2 million increase in miscellaneous other expense and foreign exchange differences.

Equity in Net Earnings of Affiliated Companies: Equity in net earnings of affiliated companies decreased by $7.9 million, or 60.8%, to $5.1 million for the three month period ended March 31, 2017, as compared to $13.0 million for the same period in 2016, mainly due to a $8.0 million decrease in equity method income; and (ii) a $0.1 million increase in amortization of deferred gain from the sale of vessels to Navios Partners (as more fully described below). The $8.0 million decrease in equity method income was mainly due to (i) a $7.6 million decrease in equity method income from Navios Acquisition; (ii) a $0.2 million decrease in equity method income from Navios Partners; (iii) a $0.1 million decrease in equity method income from Navios Europe I; and (iv) a $0.1 million decrease in equity method income from Navios Europe II.

Income Tax Benefit/ (Expense): Income tax expense decreased by $1.4 million to a $0.4 million tax benefit for the three month period ended March 31, 2017, as compared to a $1.0 million tax expense for the same period in 2016. The change in income tax was attributable to Navios Logistics.

Net Income Attributable to the Noncontrolling Interest: Net income attributable to the noncontrolling interest decreased by $3.1 million to $1.1 million net loss for the three month period ended March 31, 2017, as compared to $2.1 million net income for the same period in 2016. This decrease was attributable to the decrease in net income of the logistics business for the three month period ended March 31, 2017, as compared to the same period in 2016.

Liquidity and Capital Resources

Navios Holdings has historically financed its capital requirements with cash flows from operations, equity contributions from stockholders, issuance of debt and borrowings under bank credit facilities. Main uses of funds have been capital expenditures for the acquisition of new vessels, new construction and upgrades at the port terminals, expenditures incurred in connection with ensuring that the owned vessels comply with international and regulatory standards, repayments and/or prepayments of debt and payments of dividends. Navios Holdings may from time to time, subject to restrictions under its debt and equity instruments, including limitations on dividends and repurchases under its preferred stock, depending upon market conditions and financing needs, use funds to refinance or repurchase its debt and/or equity in privately negotiated or open market transactions, by tender offer or otherwise, in compliance with applicable laws, rules and regulations, at prices and on terms Navios Holdings deems appropriate and subject to Navios Holdings cash requirements for other purposes, compliance with the covenants under Navios Holdings’ debt agreements and equity instruments, and other factors management deems relevant. Generally, Navios Holding’s sources of funds may be from cash from operations, long-term borrowings and other debt or equity financings, proceeds from asset sales and proceeds from sale of its stake in its investments. We cannot assure you that we will be able to secure adequate financing or obtain additional funds on favorable terms, to meet our liquidity needs as our ability to secure adequate financing and obtain additional funds is partially dependent on market and industry factors. See “Working Capital Position” and “Long-Term Debt Obligations and Credit Arrangements” for further discussion of Navios Holdings’ working capital position.

The following table presents cash flow information derived from the unaudited condensed consolidated statements of cash flows of Navios Holdings for the three month periods ended March 31, 2017 and 2016.

	Three Month Period Ended March 31, 2017	Three Month Period Ended March 31, 2016
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by operating activities	$28,592	$28,940
Net cash used in investing activities	(22,977)	(84,663)
Net cash (used in)/ provided by financing activities	(7,871)	47,074

Decrease in cash and cash equivalents	(2,256)	(8,649)
Cash and cash equivalents, beginning of period	135,992	163,412

Cash and cash equivalents, end of period	$133,736	$154,763

Cash provided by operating activities for the three month period ended March 31, 2017 as compared to cash used in operating activities for the three month period ended March 31, 2016:

Net cash provided by operating activities decreased by $0.3 million to $28.6 million of cash provided by operating activities for the three month period ended March 31, 2017, as compared to $28.9 million of cash provided by operating activities for the three month period ended March 31, 2016. In determining net cash provided by operating activities, net loss is adjusted for the effects of certain non-cash items as discussed below.

The aggregate adjustments to reconcile net loss to net cash provided by operating activities was a $38.6 million gain for the three month period ended March 31, 2017, which consisted mainly of the following adjustments: $25.6 million of depreciation and amortization, a $9.1 million impairment loss on sale of vessel, $3.5 million of amortization of deferred drydock expenses, $1.3 million of amortization of deferred finance fees, $1.0 million relating to share-based compensation and a $0.3 million provision for losses on accounts receivable. These adjustments were partially offset by a $1.0 million gain on sale of assets, a $0.8 million movement in earnings in affiliates, net of dividends received and $0.4 million movement in income taxes.

The net cash inflow resulting from the change in operating assets and liabilities of $39.8 million for the three month period ended March 31, 2017 resulted from a $34.5 million increase in net payables to affiliates, mainly consisted of management fees, administrative fees, drydocking and other expenses prepaid by the affiliates according to our management agreements, a $11.5 million decrease in accounts receivable including the $21.5 million received in March 2017 following the favorable ruling of the arbitration proceedings of Navios Logistics in New York (see also “Off-Balance Sheet Arrangements”), a $3.9 million increase in deferred income, a $3.0 million increase in other long term liabilities and a $2.9 million decrease in restricted cash. These were partially offset by a $6.4 million decrease in accrued expenses, a $6.0 million payment for drydock and special survey costs, a $2.9 million decrease in accounts payable, a $0.5 million increase in inventories and a $0.2 million increase in prepaid expenses and other assets.

The aggregate adjustments to reconcile net loss to net cash provided by operating activities was a $17.6 million gain for the three month period ended March 31, 2016, which consisted mainly of the following adjustments: $19.8 million of depreciation and amortization, $3.5 million of amortization of deferred drydock expenses, $1.3 million of amortization of deferred finance fees, $1.0 million movement in income taxes, $0.8 million relating to share-based compensation and a $0.1 million provision for losses on accounts receivable. These adjustments were partially offset by an $8.9 million movement in earnings in affiliates net of dividends received.

The net cash inflow resulting from the change in operating assets and liabilities of $16.7 million for the three month period ended March 31, 2016 resulted from a $3.2 million decrease in accounts receivable, a $11.6 million increase in accounts payable, a $17.4 million increase in amounts due to affiliates, and a $11.9 million increase in other long term liabilities. These were partially offset by a $19.3 million decrease in accrued expenses, a $3.8 million increase in prepaid expenses and other assets, a $2.2 million increase in inventories, a $1.4 million payment for drydock and special survey costs, and a $0.7 million decrease in deferred income.

Cash used in investing activities for the three month period ended March 31, 2017 as compared to the three month period ended March 31, 2016:

Cash used in investing activities was $23.0 million for the three month period ended March 31, 2017, as compared to $84.7 million for the same period in 2016.

Cash used in investing activities for the three months ended March 31, 2017 was the result of (i) $9.0 million in payments for the expansion of the Navios Logistics’ dry port terminal; (ii) $4.0 million in payments for the construction of the Navios Logistics’ three new pushboats; (iii) $1.3 million in payments for the construction of a river and estuary tanker of Navios Logistics; (iv) $2.6 million in payments for the acquisition of general partner units in Navios Partners; (v) a $4.0 million loan to Navios Europe I; (vi) a $0.3 million loan to Navios Europe II; and (vii) $1.8 million of payments in other fixed assets mainly relating to amounts paid by Navios Logistics.

Cash used in investing activities for the three months ended March 31, 2016 was the result of (i) $60.1 million in payments relating to the acquisition of Navios Sphera and Navios Mars, delivered in January 2016; (ii) $17.4 million in payments for the expansion of the Navios Logistics’ dry port terminal; (iii) $0.5 million in payments for the construction of the Navios Logistics’ three new pushboats; (iv) a $4.3 million loan to Navios Europe II; and (v) $2.4 million of payments in other fixed assets mainly relating to amounts paid by Navios Logistics.

Cash used in financing activities for the three month period ended March 31, 2017 as compared to cash provided by financing activities for the three month period ended March 31, 2016:

Cash used in financing activities was $7.9 million for the three month period ended March 31, 2017, as compared to $47.1 million cash provided by financing activities for the same period in 2016.

Cash used in financing activities for the three months ended March 31, 2017 was the result of (i) $9.7 million of payments performed in connection with the Company’s outstanding indebtedness; (ii) $2.0 million increase in restricted cash relating to loan repayments and security under certain credit facilities; and (iii) $0.9 million relating to payments for capital lease obligations. This was partially offset by (i) $4.0 million proceeds from the transfer of the Company’s participation in Navios Revolving Loans I, as defined herein, and Navios Term Loans I, as defined herein, both relating to Navios Europe I; and (ii) $0.7 million of proceeds from Navios Logistics’ Notes Payable (as defined below).

Cash provided by financing activities for the three months ended March 31, 2016 was the result of (i) $39.1 million of loan proceeds (net of $0.8 million finance fees) to finance the acquisition of Navios Sphera and Navios Mars; (ii) $10.9 million of proceeds from Navios Logistics’ Notes Payable (as defined below); and (iii) $11.6 million decrease in restricted cash relating to loan repayments and security under certain credit facilities. This was partially offset by (i) $9.6 million of payments performed in connection with the Company’s outstanding indebtedness; (ii) $3.7 million of dividends paid to the Company’s holders of Series G and Series H; (iii) $0.8 million in payments for the acquisition of treasury stock; and (iv) $0.4 million relating to payments for capital lease obligations.

Adjusted EBITDA: EBITDA represents net (loss)/income attributable to Navios Holdings’ common stockholders before interest and finance costs, before depreciation and amortization and before income taxes. Adjusted EBITDA represents EBITDA before stock-based compensation. We use Adjusted EBITDA as a liquidity measure and reconcile Adjusted EBITDA to net cash provided by operating activities, the most comparable U.S. GAAP liquidity measure. Adjusted EBITDA is calculated as follows: net cash provided by operating activities adding back, when applicable and as the case may be, the effect of (i) net increase/(decrease) in operating assets, (ii) net (increase)/decrease in operating liabilities, (iii) net interest cost, (iv) deferred finance charges and gains/(losses) on bond and debt extinguishment, (v) provision for losses on accounts receivable, (vi) equity in affiliates, net of dividends received, (vii) payments for drydock and special survey costs, (viii) noncontrolling interest, (ix) gain/ (loss) on sale of assets/ subsidiaries, (x) unrealized (loss)/gain on derivatives, and (xi) loss on sale and reclassification to earnings of available-for-sale securities and impairment charges. Navios Holdings believes that Adjusted EBITDA is a basis upon which liquidity can be assessed and represents useful information to investors regarding Navios Holdings’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. Navios Holdings also believes that Adjusted EBITDA is used (i) by prospective and current lessors as well as potential lenders to evaluate potential transactions; (ii) to evaluate and price potential acquisition candidates; and (iii) by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

Adjusted EBITDA has limitations as an analytical tool, and therefore, should not be considered in isolation or as a substitute for the analysis of Navios Holdings’ results as reported under U.S. GAAP. Some of these limitations are: (i) Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; (ii) Adjusted EBITDA does not reflect the amounts necessary to service interest or principal payments on our debt and other financing arrangements; and (iii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. Adjusted EBITDA does not reflect any cash requirements for such capital expenditures. Because of these limitations, among others, Adjusted EBITDA should not be considered as a principal indicator of Navios Holdings’ performance. Furthermore, our calculation of Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

Adjusted EBITDA Reconciliation to Cash from Operations

	Three Months Ended
	March 31, 2017	March 31, 2016
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by operating activities	$28,592	$28,940
Net (decrease)/ increase in operating assets	(31,043)	11,329
Net increase in operating liabilities	(14,690)	(29,403)
Net interest cost	27,422	27,750
Deferred finance charges	(1,389)	(1,284)
Provision for losses on accounts receivable	(254)	(106)
Equity in affiliates, net of dividends received	821	8,888
Payments for drydock and special survey costs	5,955	1,363
Net loss /(income) attributable to the noncontrolling interest	1,088	(2,053)
Other gain on assets	1,030	—
Impairment loss on sale of vessel	(9,098)	—

Adjusted EBITDA	$8,434	$45,424

Adjusted EBITDA for the three months ended March 31, 2017 was $8.4 million as compared to $45.4 million for the same period of 2016. The $37.0 million decrease in Adjusted EBITDA was primarily due to (i) a $13.1 million decrease in other income, net; (ii) a $9.1 million impairment loss on the sale of Navios Ionian recognized in the first quarter of 2017; (iii) a $7.9 million decrease in equity in net earnings from affiliated companies; (iv) a $6.2 million decrease in revenue; and (v) a $4.3 million increase in time charter, voyage and logistics business expenses. This overall decrease of $40.6 million was partially mitigated by (i) a $3.2 million decrease in net income attributable to the noncontrolling interest; (ii) a $0.2 million decrease in general and administrative expenses (excluding share-based compensation expenses); and (iii) a $0.2 million decrease in direct vessel expenses (excluding the amortization of deferred drydock and special survey costs).

Long-Term Debt Obligations and Credit Arrangements

Secured Credit Facilities

As of March 31, 2017, the Company had secured credit facilities with various banks with a total outstanding balance of $239.6 million. The purpose of the facilities was to finance the construction or acquisition of vessels or refinance existing indebtedness. All of the facilities are denominated in U.S. Dollars and bear interest based on LIBOR plus spread ranging from 2.25% to 3.60% per annum. The facilities are repayable in either semi-annual or quarterly installments, followed by balloon payments with maturities ranging from September 2018 to September 2023. See also the maturity table included below.

The facilities are secured by first priority mortgages on certain of Navios Holdings’ vessels and other collateral.

The credit facilities contain a number of restrictive covenants that limit Navios Holdings and/or certain of its subsidiaries from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels securing such facilities; changing the flag, class, management or ownership of certain Navios Holdings’ vessels; changing the commercial and technical management of certain Navios Holdings’ vessels; selling or changing the ownership of certain Navios Holdings’ vessels; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels. The credit facilities also require the vessels to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. Additionally, the credit facilities require compliance with the covenants contained in the indentures governing the 2019 Notes (as defined below) and the 2022 Notes (as defined below). Among other events, it will be an event of default under the credit facilities if the financial covenants are not complied with or if Angeliki Frangou and her affiliates, together, own less than 20% of the outstanding share capital of Navios Holdings.

The majority of the Company’s senior secured credit facilities require compliance with maintenance covenants, including (i) value-to-loan ratio covenants, based on either charter-adjusted valuations, or charter-free valuations, ranging from over 110% to 130%, (ii) minimum liquidity up to a maximum of $30.0 million, and (iii) net total debt divided by total assets, as defined in each senior secured credit facility, ranging from a maximum of 75% to 80%. Certain covenants in our senior secured credit facilities have been waived for one quarter from the current balance sheet date and/or amended to include (i) value-to-loan ratio covenants, based on either charter-adjusted valuations, or charter-free valuations, ranging from over 90% to 130%, and (ii) net total debt divided by total assets, as defined in each senior secured credit facility, ranging from a maximum of 80% to 90%.

As of March 31, 2017, the Company was in compliance with all of the covenants under each of its credit facilities.

Senior Notes

On January 28, 2011, the Company and its wholly owned subsidiary, Navios Maritime Finance II (US) Inc. (together with the Company, the “2019 Co-Issuers”) completed the sale of $350.0 million of 8.125% Senior Notes due 2019 (the “2019 Notes”). During July, August and October 2016, the Company repurchased $58.9 million of its 2019 Notes for a cash consideration of $30.7 million resulting in a gain on bond extinguishment of $27.7 million, net of deferred fees written-off.

The 2019 Notes are fully and unconditionally guaranteed, jointly and severally and on an unsecured senior basis, by all of the Company’s subsidiaries, other than Navios Maritime Finance II (US) Inc., Navios Maritime Finance (US) Inc., Navios Logistics and its subsidiaries and Navios GP L.L.C. The subsidiary guarantees are “full and unconditional”, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2019 Notes. The 2019 Co-Issuers have the option to redeem the 2019 Notes in whole or in part, at par, plus accrued and unpaid interest, if any. In addition, upon the occurrence of certain change of control events, the holders of the 2019 Notes will have the right to require the 2019 Co-Issuers to repurchase some or all of the 2019 Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The 2019 Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the 2019 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2019 Co-Issuers were in compliance with the covenants as of March 31, 2017.

Ship Mortgage Notes

On November 29, 2013, Navios Holdings completed the sale of $650.0 million of its 7.375% First Priority Ship Mortgage Notes due 2022 (the “2022 Notes”). The net proceeds of the offering of the 2022 Notes have been used: (i) to repay, in full, $488.0 million of first priority ship mortgage notes due on November 1, 2017, issued by the Company and its wholly-owned subsidiary, Navios Maritime Finance (US) Inc. in November 2009 and July 2012; and (ii) to repay, in full, indebtedness relating to six vessels added as collateral under the 2022 Notes. The remainder has been used for general corporate purposes.

The 2022 Notes are senior obligations of Navios Holdings and Navios Maritime Finance II (US) Inc. (the “2022 Co-Issuers”) and are secured by first priority ship mortgages on 23 dry bulk vessels owned by certain subsidiary guarantors and certain other associated property and contract rights. The 2022 Notes are unregistered and fully and unconditionally guaranteed, jointly and severally by all of the Company’s direct and indirect subsidiaries that guarantee the 2019 Notes and Navios Maritime Finance II (US) Inc. The guarantees of the Company’s subsidiaries that own mortgaged vessels are senior secured guarantees and the guarantees of the Company’s subsidiaries that do not own mortgaged vessels are senior unsecured guarantees. In addition, the 2022 Co-Issuers have the option to redeem the 2022 Notes in whole or in part, at any time on or after January 15, 2017, at a fixed price of 105.531%, which price declines ratably until it reaches par in 2020.

Furthermore, upon occurrence of certain change of control events, the holders of the 2022 Notes may require the 2022 Co-Issuers to repurchase some or all of the notes at 101% of their face amount. The 2022 Notes contain covenants, which among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliates, merging or consolidating or selling all or substantially all of the 2022 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2022 Co-Issuers were in compliance with the covenants as of March 31, 2017.

2022 Logistics Senior Notes

On April 22, 2014, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together with Navios Logistics, the “Logistics Co-Issuers”) completed the sale of $375.0 million in aggregate principal amount of senior notes due on May 1, 2022 (the “2022 Logistics Senior Notes”) at a fixed rate of 7.25%. The net proceeds from the sale of the 2022 Logistics Senior Notes were partially used to redeem any and all of Navios Logistics then-outstanding 9.25% Senior Notes due 2019 and pay related transaction fees and expenses. The 2022 Logistics Senior Notes are unregistered and fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil Navegaçăo Ltda (“Horamar do Brasil”), Naviera Alto Parana S.A. (“Naviera Alto Parana”), and Terra Norte Group S.A. (“Terra Norte”), which do not guarantee the 2022 Senior Notes pursuant to certain exceptions under the indenture, and Logistics Finance, which is the co-issuer of the 2022 Logistics Senior Notes. The subsidiary guarantees are “full and unconditional”, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as in connection with a sale or other disposition of all or substantially all of the assets of the subsidiary, in connection with the sale of a majority of the capital stock of the subsidiary, if the subsidiary is designated as an “unrestricted subsidiary” in accordance with the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2022 Logistics Senior Notes.

The Logistics Co-Issuers have the option to redeem the 2022 Logistics Senior Notes in whole or in part, at their option, at any time on or after May 1, 2017, at a fixed price of 105.438%, which price declines ratably until it reaches par in 2020. In addition, upon the occurrence of certain change of control events, the holders of the 2022 Logistics Senior Notes will have the right to require the Logistics Co-Issuers to repurchase some or all of the 2022 Logistics Senior Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The indenture governing the 2022 Logistics Senior Notes contains covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends in excess of 6% per annum of the net proceeds received by or contributed to Navios Logistics in or from any public offering, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into transactions with affiliates, merging or consolidating or selling all or substantially all of Navios Logistics’ properties and assets and creation or designation of restricted subsidiaries.

The indenture governing the 2022 Logistics Senior Notes include customary events of default, including failure to pay principal and interest on the 2022 Logistics Senior Notes, a failure to comply with covenants, a failure by Navios Logistics or any significant subsidiary or any group of restricted subsidiaries that, taken together, would constitute a significant subsidiary to pay material judgments or indebtedness and bankruptcy and insolvency events with respect to us or any significant subsidiary or any group of restricted subsidiaries that, taken together, would constitute a significant subsidiary.

As of March 31, 2017, all subsidiaries, including Logistics Finance, Horamar do Brasil, Naviera Alto Parana and Terra Norte are 100% owned. Logistics Finance, Horamar do Brasil, and Terra Norte do not have any independent assets or operations.

In addition, there are no significant restrictions on (i) the ability of the parent company, any issuer (or co-issuer) or any guarantor subsidiaries of the 2022 Logistics Senior Notes to obtain funds by dividend or loan from any of their subsidiaries or (ii) the ability of any subsidiaries to transfer funds to the issuer (or co-issuer) or any guarantor subsidiaries.

The 2022 Logistics Co-Issuers were in compliance with the covenants as of March 31, 2017.

Navios Logistics

As of March 31, 2017, Navios Logistics had long-term loans and notes payable with a total outstanding balance of $59.4 million. The purpose of the facilities was to finance the construction of its dry port terminal, the acquisition of vessels, or for general corporate purposes. The facilities are mainly denominated in U.S. dollars and bear interest based on LIBOR plus spread of 3.25% per annum. The facilities are repayable in installments and have maturities ranging from September 2021 to November 2024. See also “Contractual Obligations”.

Navios Acquisition Loan

On September 19, 2016, Navios Holdings entered into a secured credit facility of up to $70.0 million with Navios Acquisition. Please refer to “Related Party Transactions”.

During the three month period ended March 31, 2017, the Company in relation to its secured credit facilities, paid $9.7 million, related to installments for the year 2017.

The annualized weighted average interest rates of the Company’s total borrowings were 6.79% and 6.94% for the three month periods ended March 31, 2017 and 2016, respectively.

The maturity table below reflects the principal payments for the next five years and thereafter of all borrowings of Navios Holdings (including Navios Logistics) outstanding as of March 31, 2017, based on the repayment schedules of the respective loan facilities and the outstanding amount due under the debt securities.

Payment due by period	Amounts in millions of U.S. dollars
March 31, 2018	$28.9
March 31, 2019	404.9
March 31, 2020	40.4
March 31, 2021	56.6
March 31, 2022	712.7
March 31, 2023 and thereafter	424.0

Total	$1,677.5

Contractual Obligations:

		March 31, 2017
		Payment due by period (Amounts in millions of U.S. dollars)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term Debt (1)	$1,667.5	$28.9	$445.3	$769.3	$424.0
Operating Lease Obligations (Time Charters) for vessels (2)	572.8	125.2	204.4	135.5	107.7
Operating Lease Obligations for barges	0.5	0.2	0.3	—	—
Capital Lease Obligations (3)	16.7	1.7	9.7	5.3	—
Navios Logistics contractual payments(4)	21.3	21.3	—	—	—
Rent Obligations(5)	5.8	2.5	2.7	0.6	—

Total	$2,284.6	$179.8	$662.4	$910.7	$531.7

(1)	The amount identified does not include interest costs associated with the outstanding credit facilities, which are based on LIBOR rates, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 2.25% to 3.60% per annum. The amount does not include interest costs of the fixed rate borrowings including the 2019 Notes, the 2022 Notes, the 2022 Logistics Senior Notes, the Navios Acquisition Loan and one Navios Logistics’ loan. The expected interest payments are: $111.2 million (less than 1 year), $189.1 million (1-3 years), $149.2 million (3-5 years) and $15.1 million (more than 5 years). Expected interest payments are based on outstanding principal amounts, currently applicable effective interest rates and margins as of March 31, 2017, timing of scheduled payments and the term of the debt obligations.
(2)	Approximately 46% of the time charter payments included above is estimated to relate to operational costs for these vessels.
(3)	Future remaining contractual payments for the two of Navios Logistics’ cabotage vessels under capital lease, the Ferni H and the San San H. See also “Recent Developments” for the acquisition of Ferni H and San San H and the new loan of $14.0 million drawn to finance this acquisition.
(4)	Navios Logistics’ future remaining contractual payments for the construction of three new pushboats, for the construction of an estuary and river tanker and for works related to the expansion of its dry port facility amounted to $7.3 million, $12.3 million and $1.7 million, respectively. The amount in the table excludes $3.8 million already included in accounts payable in the accompanying unaudited condensed consolidated balance sheets. Navios Logistics has secured a credit from the shipbuilder of the estuary and river tanker to finance up to 50% of the purchase price, with a maximum amount of $6.7 million (€6.2 million).
(5)	Navios Corporation leases approximately 16,703 square feet of space in New York pursuant to a lease that expires in 2019. Navios Shipmanagement Inc. and Navios Corporation lease approximately 3,882 square meters of space in Piraeus, Greece, pursuant to lease agreements that expire in 2017 and 2019. Navios Shipmanagement Inc., Navios Maritime Holdings Inc, and Navios Tankers Management Inc. leases office space in Monaco pursuant to a lease that expires in June 2018. Kleimar N.V. leases approximately 632 square meters for its offices, pursuant to a lease that expires in 2019. Navios Tankers Management Inc. leases also 254 square meters for its offices in Piraeus, Greece, pursuant to a lease that expires in 2019. The table above incorporates the lease obligations of the offices of Navios Holdings, indicated in this footnote, and of Navios Logistics. See also Item 4.B. “Business Overview – Facilities” in our Annual Report on Form 20-F for the year ended December 31, 2017, filed with the SEC.

Navios Holdings, Navios Acquisition and Navios Partners will make available to Navios Europe I revolving loans of up to $24.1 million to fund working capital requirements (collectively, the “Navios Revolving Loans I”). As of March 31, 2017, the amount undrawn under the Revolving Loans I was $4.8 million, of which Navios Holdings may be required to fund an amount ranging from $0 to $4.8 million.

Navios Holdings, Navios Acquisition and Navios Partners will make available to Navios Europe II revolving loans of up to $43.5 million to fund working capital requirements (collectively, the “Navios Revolving Loans II”). In March 2017, the amount of the Navios Revolving Loans II increased by $14.0 million. As of March 31, 2017, the amount undrawn from the Revolving Loans II was $21.6 million, of which Navios Holdings may be required to fund an amount ranging from $0 to $21.6 million.

Working Capital Position

On March 31, 2017, Navios Holdings’ current assets totaled $254.0 million, while current liabilities totaled $236.8 million, resulting in a positive working capital position of $17.2 million. Navios Holdings anticipates that cash on hand, borrowings and internally generated cash flows will be sufficient to fund the operations of the dry bulk vessel operations and the logistics business, including its present working capital requirements and payments of principal and interest relating to its indebtedness for the next 12 months through June 30, 2018.

Capital Expenditures

On February 11, 2014, Navios Logistics entered into an agreement, as amended on June 3, 2016, for the construction of three new pushboats with a purchase price of $7.3 million for each pushboat. As of March 31, 2017, Navios Logistics had paid $20.2 million for the construction of the new pushboats which are expected to be delivered in the third quarter of 2017.

Navios Logistics has signed a shipbuilding contract for the construction of a river and estuary tanker for a total consideration of €12.4 million ($13.1 million). As of March 31, 2017, Navios Logistics paid $1.3 million for the construction of the river and estuary tanker, which is expected to be delivered in the first quarter of 2018.

As of March 31, 2017, Navios Logistics had paid $148.8 million relating to the expansion of its dry port terminal in Uruguay, which included deposits for vessels, port terminals and other fixed assets and port terminal operating rights, including $8.7 million interest capitalized during construction. In total, including the contractual obligations as of March 31, 2017, Navios Logistics had paid or incurred $150.5 million relating to the expansion of its dry port terminal in Uruguay.

On January 12, 2016, Navios Holdings took delivery of the Navios Sphera, a 2016-Japanese built 84,872 dwt Panamax vessel, and Navios Mars, a 2016-Japanese built 181,259 dwt Capesize vessel, for an acquisition cost of $34.4 million and $55.5 million, respectively, of which $49.9 million was paid in cash and $39.9 million was financed through a loan.

On June 30, 2015, Navios Logistics entered into an agreement for the restructuring of its capital leases for the Ferni H and the San San H, by extending their duration until January 2020 and April 2020, respectively, and amending the purchase price obligation to $5.3 million and $5.2 million, respectively, payable at the end of the extended period. See also “Recent Developments” for the acquisition of Ferni H and San San H.

Dividend Policy

In November 2015, due to the prolonged weakness in the dry bulk industry, Navios Holdings announced that the Board of Directors decided to suspend the quarterly dividend to its common stockholders in order to conserve cash and improve its liquidity. In February 2016, in furtherance of its efforts to reduce its cash requirements, Navios Holdings announced the suspension of payment of quarterly dividends on its preferred stock, including the Series G and Series H, until market conditions improve. The Board of Directors and Navios Holdings’ management believe such a decision is in the best long-term interests of the Company and its stakeholders. The Board of Directors will reassess the Company’s distribution policy as the environment changes. The reinstatement, declaration and payment of any further dividend remains subject to the discretion of the Board of Directors and will depend on, among other things, market conditions, Navios Holdings’ cash requirements after taking into account market opportunities, restrictions under its equity instruments, credit agreements, indentures and other debt obligations and such other factors as the Board of Directors may deem advisable.

Concentration of Credit Risk

Accounts receivable

Concentration of credit risk with respect to accounts receivable is limited due to the fact that Navios Holdings’ customers are internationally dispersed and have a variety of end markets in which they sell, therefore, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in Navios Holdings’ trade receivables. For the three month periods ended March 31, 2017 and 2016, only one customer accounted for more than 10% of the Company’s revenue.

If one or more of our customers does not perform under one or more contracts with us and we are not able to find a replacement contract, or if a customer exercises certain rights to terminate the contract, we could suffer a loss of revenues that could materially adversely affect our business, financial condition and results of operations.

We could lose a customer or the benefits of a contract if, among other things:

•	the customer fails to make payments because of its financial inability, the curtailment or cessation of its operations, its disagreements with us or otherwise;

•	the customer terminates the contract because we fail to meet their contracted storage needs;

•	the customer terminates the contract because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged off-hire, default under the contract; or

•	the customer terminates the contract because the vessel has been subject to seizure for more than a specified number of days.

See below, under “Off-Balance Sheet Arrangements”, discussion about the dispute between the Navios Logistics and Vale International S.A. (“Vale”), relating to the service contract for the iron ore port facility currently under construction in Nueva Palmira, Uruguay.

Cash deposits with financial institutions

Cash deposits in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Holdings does maintain cash deposits in excess of government-provided insurance limits. Navios Holdings also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

Effects of Inflation

Navios Holdings does not consider inflation to be a significant risk to the cost of doing business in the foreseeable future. Inflation has a moderate impact on operating expenses, drydocking expenses and corporate overhead.

Off-Balance Sheet Arrangements

Charter hire payments to third parties for chartered-in vessels are treated as operating leases for accounting purposes.

Navios Holdings is also committed to making rental payments under operating leases for its office premises. Future minimum rental payments under Navios Holdings’ non-cancelable operating leases are included in the contractual obligations schedule above. As of March 31, 2017, Navios Holdings was contingently liable for letters of guarantee and letters of credit amounting to $0.6 million issued by various banks in favor of various organizations and the total amount was collateralized by cash deposits, which are included as a component of restricted cash.

In addition, the Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts can be reasonably estimated, based upon facts known on the date the financial statements were prepared. Although the Company cannot predict with certainty the ultimate resolutions of these matters, in the opinion of management, the ultimate disposition of these matters is not expected to have a material adverse effect on the Company’s financial position, results of operations or liquidity.

On October 7, 2016, a putative class action complaint was filed against the Company and six of its directors in the United States District Court for the Southern District of New York by a purported holder of Series G ADSs and Series H ADSs. The complaint asserts claims for breach of fiduciary duty and contract. The complaint sought, among other things, unspecified monetary damages, a declaration regarding certain of the Company’s alleged obligations under the applicable certificates of designation, the restoration of certain alleged rights to non-tendering holders if the exchange offer that commenced on September 19, 2016 was consummated, and an award of plaintiff’s costs. On November 28, 2016, plaintiff’s counsel informed the Court that the litigation was moot in light of the failure of the consent solicitation (which did not attain the necessary support from the holders of Series G ADSs and Series H ADSs). On January 10, 2017, plaintiff’s counsel submitted a motion for attorneys’ fees to which the Company submitted an opposition brief on February 3, 2017, which requested that the Court deny the request for attorneys’ fees in its entirety. Plaintiff’s counsel’s motion for attorney’s fees was fully briefed on February 17, 2017 and remains pending.

On April 1, 2016, Navios Holdings was named as a defendant in a putative shareholder derivative lawsuit brought by two alleged shareholders of Navios Acquisition purportedly on behalf of nominal defendant, Navios Acquisition, in the United States District Court for the Southern District of New York, captioned Metropolitan Capital Advisors International Ltd., et al. v. Navios Maritime Holdings, Inc. et al., No. 1:16-cv-02437. The lawsuit challenged the March 9, 2016 loan agreement between Navios Holdings and Navios Acquisition pursuant to which Navios Acquisition agreed to provide a $50.0 million credit facility (the “Revolver”) to Navios Holdings.

On April 14, 2016, Navios Holdings and Navios Acquisition announced that the Revolver had been cancelled, and that no borrowings had been made under the Revolver. In June 2016, the parties reached an agreement resolving the plaintiffs’ application for attorneys’ fees and expenses which was approved by an order of the Court. The litigation was dismissed upon notice of the order being provided to Navios Acquisition’s shareholders via the inclusion of the order as an attachment to a Navios Acquisition Form 6-K and the payment of $0.8 million by Navios Acquisition in satisfaction of the plaintiffs’ request for attorneys’ fees and expenses. A copy of the order was provided as an exhibit to Navios Acquisition’s Form 6-K filed with the Securities and Exchange Commission on June 9, 2016.

Navios Logistics had a dispute with Vale regarding the termination date of a COA contract, which was under arbitration proceedings in New York. Related to this arbitration, Navios Logistics issued a letter of credit amounting to $2.9 million and the total amount was collateralized by a cash deposit, which was presented as restricted cash in the accompanying balance sheets. On February 10, 2017, the arbitration tribunal ruled in favor of Navios Logistics. Vale has been ordered to pay Navios Logistics $21.5 million, compensating for all unpaid invoices, late payment of invoices, and legal fees incurred. The full amount was received in March 2017, and the collateralized cash amount of $2.9 million was released.

On March 30, 2016, Navios Logistics received written notice from Vale stating that Vale will not be performing the service contract entered into between Corporacion Navios S.A. and Vale on September 27, 2013, relating to the iron ore port facility currently under construction in Nueva Palmira, Uruguay. Navios Logistics initiated arbitration proceedings in London on June 10, 2016 pursuant to the dispute resolution provisions of the service contract. On December 20, 2016, a London arbitration tribunal ruled that the Vale port contract remains in full force and effect. If Vale were to further repudiate or renounce the contract, we may elect to terminate the contract and then would be entitled to damages calculated by reference to guaranteed volumes and agreed tariffs for the remaining period of the contract.

Navios Logistics issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. (a consolidated subsidiary) of all its obligations to Vitol S.A. up to $12.0 million. This guarantee expires on March 1, 2018.

Related Party Transactions

Office rent: The Company has entered into lease agreements with Goldland Ktimatiki-Ikodomiki-Touristiki Xenodohiaki Anonimos Eteria and Emerald Ktimatiki-Ikodomiki Touristiki Xenodohiaki Anonimos Eteria, both of which are Greek corporations that are currently majority-owned by Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreements provide for the leasing of facilities located in Piraeus, Greece to house the operations of most of the Company’s subsidiaries. The total annual lease payments are in the aggregate €0.9 million (approximately $1.0 million) and the lease agreements expire in 2017 and 2019. These payments are subject to annual adjustments, which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.

Purchase of services: The Company utilizes its affiliate company, Acropolis, as a broker. Navios Holdings has a 50% interest in Acropolis. Although Navios Holdings owns 50% of Acropolis’ stock, the two shareholders have agreed that the earnings and amounts declared by way of dividends will be allocated 35% to the Company with the balance to the other shareholder. Commissions charged from Acropolis for each of the three month periods ended March 31, 2017 and 2016 were $0. Included in the trade accounts payable at both March 31, 2017 and December 31, 2016 was an amount due to Acropolis of less than $0.1 million.

Vessels charter hire: Beginning in 2012, Navios Holdings entered into charter-in contracts for certain of Navios Partners’ vessels, all of which have been redelivered by April 2016.

In 2015, the Company entered into various charters with Navios Partners for the Navios Gemini, Navios Hyperion, Navios Soleil, Navios Harmony, Navios Orbiter, Navios Fantastiks, Navios Alegria, Navios Pollux and Navios Sun. The terms of these charters were approximately nine to twelve months, at a net daily rate of $7,600, $12,000, $12,000, $12,000, $12,000, $12,500, $12,000, $11,400 and $12,000, respectively plus 50/50 profit sharing based on actual earnings at the end of the period.

In November 2016 the Company entered into a charter with Navios Partners for the Navios Fulvia, a 2010-built Capesize vessel at a net daily rate of $11,005. The vessel was redelivered as of February 2017.

Total charter hire expense for all vessels for the three month periods ended March 31, 2017 and 2016 was $0.6 million and $4.1 million, respectively, and was included in the statement of comprehensive loss under “Time charter, voyage and logistics business expenses”.

Management fees: Navios Holdings provides commercial and technical management services to Navios Partners’ vessels for a daily fixed fee. This daily fee covered all of the vessels’ operating expenses, including the cost of drydock and special surveys. In each of October 2013, August 2014 and February 2015, the Company amended its existing management agreement with Navios Partners to fix the fees for ship management services of its owned fleet at: (i) $4,000 daily rate per Ultra-Handymax vessel; (ii) $4,100 daily rate per Panamax vessel; (iii) $5,100 daily rate per Capesize vessel; (iv) $6,500 daily rate per container vessel of Twenty-Foot Equivalent Vessel (“TEU”) 6,800; (v) $7,200 daily rate per container vessel of more than TEU 8,000; and (vi) $8,500 daily rate per very large container vessel of more than TEU 13,000 through December 31, 2015. In February 2016, the Company further amended its existing management agreement to fix the fees for ship management services of its owned fleet at: (i) $4,100 daily rate per Ultra-Handymax vessel; (ii) $4,200 daily rate per Panamax vessel; (iii) $5,250 daily rate per Capesize vessel; (iv) $6,700 daily rate per container vessel of TEU 6,800; (v) $7,400 daily rate per container vessel of more than TEU 8,000; and (vi) $8,750 daily rate per very large container vessel of more than TEU 13,000 through December 31, 2017. Drydocking expenses under this agreement will be reimbursed by Navios Partners at cost at occurrence. Total management fees for the three month periods ended March 31, 2017 and 2016 amounted to $14.3 million and $14.7 million, respectively, and are presented net under the caption “Direct vessel expenses”.

Effective August 31, 2016, Navios Partners could, upon request to Navios Holdings, partially or fully defer the reimbursement of dry docking and other extraordinary fees and expenses under the management agreement to a later date, but not later than January 5, 2018, and if reimbursed on a later date, such amounts would bear interest at a rate of 1% per annum over LIBOR. Total amounts due from Navios Partners as of March 31, 2017 and December 31, 2016 amounted to $0 and $11.1 million, respectively, and is presented under the caption “Long-term receivable from affiliate company”.

Navios Holdings provides commercial and technical management services to Navios Acquisition’s vessels for a daily fee that was fixed until May 2014, of $6,000 per owned MR2 product tanker and chemical tanker vessel, $7,000 per owned LR1 product tanker vessel and $10,000 per owned VLCC vessel. This daily fee covers all of the vessels’ operating expenses, other than certain fees and costs. Actual operating costs and expenses will be determined in a manner consistent with how the initial fixed fees were determined. Drydocking expenses until May 2014 were fixed under this agreement for up to $0.3 million per LR1 and MR2 product tanker vessel and will be reimbursed at cost for VLCC vessels. In May 2014, Navios Holdings extended the duration of its existing management agreement with Navios Acquisition until May 2020 and fixed the fees for ship management services of Navios Acquisition owned fleet for two additional years through May 2016 at the same rates for product tanker and chemical tanker vessels, and reduced the daily fee to $9,500 per VLCC vessel. In May 2016, Navios Holdings amended its agreement with Navios Acquisition to fix the fees for ship management services of Navios Acquisition owned fleet at a daily fee of (i) $6,350 per MR2 product tanker and chemical tanker vessel; (ii) $7,150 per LR1 product tanker vessel; and (iii) $9,500 per VLCC through May 2018. Drydocking expenses under this agreement will be reimbursed at cost at occurrence for all vessels.

Total management fees for the three month periods ended March 31, 2017 and 2016 amounted to $23.4 million and $24.2 million, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated December 13, 2013, Navios Holdings provides commercial and technical management services to Navios Europe I’s tanker and container vessels. The term of this agreement is for a period of six years.

Management fees under this agreement will be reimbursed at cost at occurrence. Total management fees for the three month periods ended March 31, 2017 and 2016 amounted to $5.2 million and $5.0 million, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated November 18, 2014, as further amended in October 2016, Navios Holdings provides commercial and technical management services to Navios Midstream’s vessels for a daily fixed fee of $9,500 per owned VLCC vessel effective through December 31, 2018. Drydocking expenses under this agreement will be reimbursed at cost at occurrence for all vessels. The term of this agreement is for a period of five years. Total management fees for the three month periods ended March 31, 2017 and 2016 amounted to $5.1 million and $5.2 million, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated June 5, 2015, Navios Holdings provides commercial and technical management services to Navios Europe II’s dry bulker and container vessels. The term of this agreement is for a period of six years. Management fees under this agreement will be reimbursed at cost at occurrence. Total management fees for the three month period ended March 31, 2017 and 2016 amounted to $5.7 million and $5.8 million, respectively, and are presented net under the caption “Direct vessel expenses”.

Navios Partners Guarantee: In November 2012 (as amended in March 2014), the Company entered into an agreement with Navios Partners (the “Navios Partners Guarantee”) to provide Navios Partners with guarantees against counterparty default on certain existing charters, which had previously been covered by the charter insurance for the same vessels, same periods and same amounts. The Navios Partners Guarantee provides for a maximum possible payout of $20.0 million by the Company to Navios Partners. Premiums that are calculated on the same basis as the restructured charter insurance are included in the management fee that is paid by Navios Partners to Navios Holdings pursuant to the management agreement. As of March 31, 2017, Navios Partners has submitted one claim under this agreement to the Company. As of March 31, 2017, the fair value of the claim was estimated at $19.7 million and was included in “Other long-term liabilities and deferred income” in the consolidated balance sheet.

General and administrative expenses incurred on behalf of affiliates/Administrative fee revenue from affiliates: Navios Holdings provides administrative services to Navios Partners. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Navios Holdings extended the duration of its existing administrative services agreement with Navios Partners until December 31, 2017, pursuant to its existing terms. Total general and administrative fees for both of the three month periods ended March 31, 2017 and 2016 amounted to $1.9 million.

Navios Holdings provides administrative services to Navios Acquisition. Navios Holdings extended the duration of its existing administrative services agreement with Navios Acquisition until May 2020 pursuant to its existing terms. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the three month periods ended March 31, 2017 and 2016 amounted to $2.3 million and $2.4 million, respectively.

Navios Holdings provides administrative services to Navios Logistics. In April 2016, Navios Holdings extended the duration of its existing administrative services agreement with Navios Logistics until December 2021, pursuant to its existing terms. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the three month periods ended March 31, 2017 and 2016 amounted to $0.3 million and $0.3 million, respectively. The general and administrative fees have been eliminated upon consolidation.

Pursuant to an administrative services agreement dated December 13, 2013, Navios Holdings provides administrative services to Navios Europe I’s tanker and container vessels. The term of this agreement is for a period of six years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the three month periods ended March 31, 2017 and 2016 amounted to $0.3 million and $0.3 million, respectively.

Pursuant to an administrative services agreement dated November 18, 2014, Navios Holdings provides administrative services to Navios Midstream. The term of this agreement is for a period of five years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the three month periods ended March 31, 2017 and 2016 amounted to $0.4 million and $0.4 million, respectively.

Pursuant to an administrative services agreement dated June 5, 2015, Navios Holdings provides administrative services to Navios Europe II’s dry bulk and container vessels. The term of this agreement is for a period of six years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the three month period ended March 31, 2017 and 2016 amounted to $0.4 million and $0.4 million, respectively.

Balance due from/to affiliates (excluding Navios Europe I and Navios Europe II): Balance due to affiliates as of March 31, 2017 amounted to $23.9 million (December 31, 2016: $32.8 million), and the Long-term payable to affiliate companies amounted to $31.3 million (December 31, 2016: $6.4 million).

The balances mainly consisted of management fees, administrative fees, drydocking and other expenses prepaid by the affiliates according to our management agreements and other amounts payable to affiliates.

Omnibus agreements: Navios Holdings entered into an omnibus agreement with Navios Partners (the “Partners Omnibus Agreement”) in connection with the closing of Navios Partners’ IPO governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain dry bulk carriers. Pursuant to the Partners Omnibus Agreement, Navios Partners generally agreed not to acquire or own Panamax or Capesize dry bulk carriers under time charters of three or more years without the consent of an independent committee of Navios Partners. In addition, Navios Holdings has agreed to offer to Navios Partners the opportunity to purchase vessels from Navios Holdings when such vessels are fixed under time charters of three or more years.

Navios Holdings entered into an omnibus agreement with Navios Acquisition and Navios Partners (the “Acquisition Omnibus Agreement”) in connection with the closing of Navios Acquisition’s initial vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America, without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter dry bulk carriers subject to specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries granted to Navios Holdings and Navios Partners a right of first offer on any proposed sale, transfer or other disposition of any of its dry bulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels it might own. These rights of first offer will not apply to a (i) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (ii) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

Navios Holdings entered into an omnibus agreement with Navios Midstream, Navios Acquisition and Navios Partners in connection with the Navios Midstream IPO, pursuant to which Navios Acquisition, Navios Holdings, Navios Partners and their controlled affiliates generally have agreed not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under time charters of five or more years without the consent of Navios Midstream. The omnibus agreement contains significant exceptions that will allow Navios Acquisition, Navios Holdings, Navios Partners or any of their controlled affiliates to compete with Navios Midstream under specified circumstances.

Midstream General Partner Option Agreement: Navios Holdings entered into an option agreement with Navios Acquisition under which Navios Acquisition, which owns and controls Navios Maritime Midstream Partners GP LLC (“Midstream General Partner”), granted Navios Holdings the option to acquire a minimum of 25% of the outstanding membership interests in Midstream General Partner and the incentive distribution rights in Navios Midstream, representing the right to receive an increasing percentage of the quarterly distributions when certain conditions are met. The option shall expire on November 18, 2024. The purchase price for the acquisition for all or part of the option interest shall be an amount equal to its fair market value. As of March 31, 2017, Navios Holdings had not exercised any part of that option.

Sale of vessels and sale of rights to Navios Partners: Upon the sale of vessels to Navios Partners, Navios Holdings recognizes the gain immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners (the “deferred gain”). Subsequently, the deferred gain is amortized to income over the remaining useful life of the vessel. The recognition of the deferred gain is accelerated in the event that (i) the vessel is subsequently sold or otherwise disposed of by Navios Partners or (ii) the Company’s ownership interest in Navios Partners is reduced. In connection with the public offerings of common units by Navios Partners, a pro rata portion of the deferred gain is released to income upon dilution of the Company’s ownership interest in Navios Partners. As of March 31, 2017 and December 31, 2016, the unamortized deferred gain for all vessels and rights sold totaled $11.4 million and $11.8 million, respectively. For the three month periods ended March 31, 2017 and 2016, Navios Holdings recognized $0.5 million and $0.4 million, respectively, of the deferred gain in “Equity in net earnings of affiliated companies”.

Participation in offerings of affiliates: On February 4, 2015, Navios Holdings entered into a share purchase agreement with Navios Partners pursuant to which Navios Holdings made an investment in Navios Partners by purchasing common units, and general partnership interests, in order to maintain its 20% partnership interest in Navios Partners following its equity offering in February 2015. In connection with this agreement, Navios Holdings entered into a registration rights agreement with Navios Partners pursuant to which Navios Partners provided Navios Holdings with certain rights relating to the registration of the common units. Navios Holdings has entered into additional share purchase agreements on December 30, 2016, March 3, 2017, March 23, 2017 and March 31, 2017 for the purchase up to a total of 1,313,399 general partnership interests.

The Navios Acquisition Credit Facilities: On September 19, 2016, Navios Holdings entered into a secured credit facility of up to $70.0 million with Navios Acquisition. This credit facility is secured by all of the Company’s’ interest in Navios Acquisition and 78.5% of the Company’s interest in Navios Logistics, representing a majority of the shares outstanding of Navios Logistics. This facility was provided for an arrangement fee of $0.7 million, is available for up to five drawings and has a fixed interest rate of 8.75%, compounded semi-annually to be paid upon maturity on November 15, 2018. As of March 31, 2017, the outstanding balance was $51.2 million which consists of $50.0 million drawn amount plus the accrued interest of $2.4 million, net of unamortized balance of deferred fees of $1.2 million. As of December 31, 2016, the outstanding balance was $49.8 million which consists of $50.0 million drawn amount plus the accrued interest of $1.2 million, net of unamortized balance of deferred fees of $1.4 million.

In 2010, Navios Acquisition entered into a $40,000 credit facility with Navios Holdings, which originally matured in December 2015. The facility was available for multiple drawings up to a limit of $40,000 and had a margin of LIBOR plus 300 basis points. The final maturity date was January 2, 2017. As of March 31, 2017 and December 31, 2016 there was no outstanding amount under this facility.

The Navios Partners Credit Facility: In May 2015, Navios Partners entered into a credit facility with Navios Holdings of up to $60.0 million. The Navios Partners Credit Facility bears an interest of LIBOR plus 300 basis points. The final maturity date was January 2, 2017. As of March 31, 2017 and December 31, 2016 there was no outstanding amount under this facility.

Balance due from Navios Europe I: Balance due from Navios Europe I as of March 31, 2017 amounted to $2.7 million (December 31, 2016: $2.4 million) which included the net current receivable amount of $0.3 million (December 31, 2016: $0.1 million) mainly consisting of management fees, accrued interest income earned under the Navios Revolving Loans I and other expenses and the non-current amount receivable of $2.5 million (December 31, 2016: $2.2 million) related to the accrued interest income earned under the Navios Term Loans I (as defined in Note 13 to the unaudited condensed consolidated financial statements included in this report).

The Navios Revolving Loans I and the Navios Term Loans I earn interest and an annual preferred return, respectively, at 1,270 basis points per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of March 31, 2017, the outstanding amount relating to Navios Holdings’ portion under the Navios Revolving Loans I is $11.1 million (December 31, 2016: $7.1 million), under the caption “Loan receivable from affiliate companies”. As of March 31, 2017, the amount undrawn under the Revolving Loans I was $4.8 million, of which Navios Holdings may be required to fund an amount ranging from $0 to $4.8 million.

On March 16, 2017, Navios Holdings transferred to Navios Partners its rights to the Navios Revolving Loans I and the Navios Term Loans I (including the respective accrued receivable interest), with a total carrying value of $21.4 million for a total consideration of $33.5 million, comprised of $4.1 million in cash and 13,076,923 newly issued common units of Navios Partners with a fair value of $29.4 million (based on Navios Partners’ trading price as of the closing of the transaction). At the date of this transaction, the Company recognized a long-term liability of $33.5 million, including a premium of $12.1 million which will be amortized through “Equity in net earnings of affiliated companies” over the term of the loans, and is included within “Long-term payables to affiliate companies”. Navios Holdings may be required from Navios Partners, under certain conditions, to repurchase the loans after the third anniversary of the date of the transaction based on the then-outstanding balance of the loans.

As of March 31, 2017, the long-term payable to Navios Partners amounted to $33.7 million, including the unamortized premium of $12.0 million.

On February 21, 2017, Navios Holdings agreed to transfer to Navios Partners its participation in Navios Revolving Loans I and Navios Term Loans I, for a consideration of $4.1 million in cash and 13,076,923 newly issued common units of Navios Partners. As of March 31, 2017, Navios Holdings’ participation in Navios Revolving Loans I and Navios Term Loans I to Navios Partners following the closing of the transaction amounted to $33.7 million, including the unamortized balance of premium of $12.0 million, and was included in “Long-term payable to affiliate companies”.

Balance due from Navios Europe II: Balance due from Navios Europe II as of March 31, 2017, amounted to $4.5 million (December 31, 2016: $10.5 million), which included the net current receivable amount of $2.0 million (December 31, 2016: $8.4 million), mainly consisting of management fees and accrued interest income earned under the Navios Revolving Loans II and other expenses and the non-current amount receivable of $2.4 million (December 31, 2016: $2.0 million) related to the accrued interest income earned under the Navios Term Loans II (as defined in Note 13 to the unaudited condensed consolidated financial statements included in this report).

The Navios Revolving Loans II and the Navios Term Loans II earn interest and an annual preferred return, respectively, at 1,800 basis points per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of March 31, 2017, the outstanding amount relating to Navios Holdings’ portion under the Navios Revolving Loans II was $11.9 million (December 31, 2016: $11.6 million), under the caption “Loan receivable from affiliate companies.” In March 2017, the amount undrawn from the Navios Revolving Loans II increased by $14.0 million. As of March 31, 2017, the amount undrawn from the Revolving Loans II was $21.6 million, of which Navios Holdings may be required to fund an amount ranging from $0 to $21.6 million.

Quantitative and Qualitative Disclosures about Market Risks

Navios Holdings is exposed to certain risks related to interest rate, foreign currency and charter rate risks. To manage these risks, Navios Holdings may use interest rate swaps (for interest rate risk) and FFAs (for charter rate risk).

Interest Rate Risk

Debt Instruments — On March 31, 2017 and December 31, 2016, Navios Holdings had a total of $1,667.5 million and $1,675.4 million, respectively, of long-term indebtedness. The debt is U.S. dollar-denominated and bears interest at a floating rate, except for the 2019 Notes, the 2022 Notes, the 2022 Logistics Senior Notes, the Navios Acquisition Loan and one Navios Logistics’ loan discussed in “Liquidity and Capital Resources” that bear interest at a fixed rate.

The interest on the loan facilities is at a floating rate and, therefore, changes in interest rates would affect their related interest expense. As of March 31, 2017, the outstanding amount of the Company’s floating rate loan facilities was $298.8 million. The interest rate on the 2019 Notes, the 2022 Notes, the 2022 Logistics Senior Notes, the Navios Acquisition Loan and one Navios Logistics’ loan is fixed and, therefore, changes in interest rates affect their fair value, which as of March 31, 2017 was $1,235.7 million, but do not affect their related interest expense. A change in the LIBOR rate of 100 basis points would change interest expense for the three months ended March 31, 2017 by $0.8 million.

For a detailed discussion of Navios Holdings’ debt instruments refer to the section “Long-Term Debt Obligations and Credit Arrangements” included elsewhere in this document.

Foreign Currency Risk

Foreign Currency: In general, the shipping industry is a U.S. dollar dominated industry. Revenue is set mainly in U.S. dollars, and approximately 61.5% of Navios Holdings’ expenses are also incurred in U.S. dollars. Certain of our expenses are paid in foreign currencies and a one percent change in the exchange rates of the various currencies at March 31, 2017 would change net income by approximately $0.3 million for the three months ended March 31, 2017.

Critical Accounting Policies

Navios Holdings’ interim condensed consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires Navios Holdings to make estimates in the application of its accounting policies based on the best assumptions, judgments and opinions of management. Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. All significant accounting policies are as described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016.

Recent Accounting Pronouncements

The Company’s recent accounting pronouncements are included in the accompanying notes to the unaudited condensed consolidated financial statements included elsewhere in this report.

NAVIOS MARITIME HOLDINGS INC.

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars — except share data)

	Note	March 31, 2017 (unaudited)	December 31, 2016 (unaudited)
ASSETS
Current assets
Cash and cash equivalents	7	$133,736	$135,992
Restricted cash		4,454	5,386
Accounts receivable, net		53,545	65,829
Due from affiliate companies	8	2,296	8,548
Inventories		28,956	28,489
Prepaid expenses and other current assets	13	31,035	28,896

Total current assets		254,022	273,140

Deposits for vessels, port terminals and other fixed assets	3	153,314	136,891
Vessels, port terminals and other fixed assets, net	3	1,790,395	1,821,101
Other long-term assets		42,082	40,428
Loan receivable from affiliate companies	8	27,880	23,008
Long-term receivable from affiliate company	8	—	11,105
Investments in affiliates	8,13	192,420	160,071
Intangible assets other than goodwill	4	125,095	126,815
Goodwill		160,336	160,336

Total non-current assets		2,491,522	2,479,755

Total assets		$2,745,544	$2,752,895

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable		$84,620	$85,538
Accrued expenses and other liabilities		85,605	91,749
Deferred income and cash received in advance		13,040	9,183
Due to affiliate companies	8	23,898	32,847
Current portion of capital lease obligations		1,719	2,639
Current portion of long-term debt, net	5	27,954	29,827

Total current liabilities		236,836	251,783

Senior and ship mortgage notes, net	5	1,297,502	1,296,537
Long-term debt, net of current portion	5	267,971	274,855
Capital lease obligations, net of current portion		14,988	14,978
Other long-term liabilities and deferred income	8	46,428	43,388
Loan payable to affiliate company	5,8	51,176	49,876
Long-term payable to affiliate companies	8	64,964	6,399
Deferred tax liability		10,930	11,526

Total non-current liabilities		1,753,959	1,697,559

Total liabilities		$1,990,795	$1,949,342

Commitments and contingencies	7	—	—
Stockholders’ equity
Preferred stock — $0.0001 par value, authorized 1,000,000 shares, 49,504 issued and outstanding as of both March 31, 2017 and December 31, 2016, respectively.	9	—	—
Common stock — $0.0001 par value, authorized 250,000,000 shares, 117,131,407 issued and outstanding as of both March 31, 2017 and December 31, 2016.	9	12	12
Additional paid-in capital		679,534	678,531
Accumulated deficit		(48,975)	(256)

Total Navios Holdings’ stockholders’ equity		630,571	678,287

Noncontrolling interest		124,178	125,266

Total stockholders’ equity		754,749	803,553

Total liabilities and stockholders’ equity		$2,745,544	$2,752,895

See unaudited condensed notes to condensed consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in thousands of U.S. dollars — except share and per share data)

	Note	Three Month Period Ended March 31, 2017	Three Month Period Ended March 31, 2016
		(unaudited)	(unaudited)
Revenue	11	$95,346	$101,487
Administrative fee revenue from affiliates	8	5,298	5,482
Time charter, voyage and logistics business expenses	8	(50,726)	(46,381)
Direct vessel expenses	8	(30,044)	(30,074)
General and administrative expenses incurred on behalf of affiliates	8	(5,298)	(5,482)
General and administrative expenses	8	(6,384)	(6,438)
Depreciation and amortization	3,4	(25,623)	(19,827)
Interest expense and finance cost, net		(27,422)	(27,750)
Impairment loss on sale of vessel	3	(9,098)	—
Other (expense)/ income, net	10	(1,355)	11,664

Loss before equity in net earnings of affiliated companies		(55,306)	(17,319)

Equity in net earnings of affiliated companies	8,13	5,082	12,952

Loss before taxes		$(50,224)	$(4,367)

Income tax benefit/ (expense)		417	(1,045)

Net loss		(49,807)	(5,412)

Less: Net loss/ (income) attributable to the noncontrolling interest		1,088	(2,053)

Net loss attributable to Navios Holdings common stockholders		$(48,719)	$(7,465)

Loss attributable to Navios Holdings common stockholders, basic	12	$(51,363)	$(11,437)

Loss attributable to Navios Holdings common stockholders, diluted	12	$(51,363)	$(11,437)

Basic loss per share attributable to Navios Holdings common stockholders		$(0.45)	$(0.11)

Weighted average number of shares, basic	12	115,168,874	106,036,603

Diluted loss per share attributable to Navios Holdings common stockholders		$(0.45)	$(0.11)

Weighted average number of shares, diluted	12	115,168,874	106,036,603

Other Comprehensive loss
Unrealized holding loss on investments in available-for-sale securities	13	$—	$(396)

Total other comprehensive loss		$—	$(396)

Total comprehensive loss		$(49,807)	$(5,808)

Comprehensive loss/ (income) attributable to the noncontrolling interest		1,088	(2,053)

Total comprehensive loss attributable to Navios Holdings common stockholders		$(48,719)	$(7,861)

See unaudited condensed notes to condensed consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Note	Three Month Period Ended March 31, 2017	Three Month Period Ended March 31, 2016
		(unaudited)	(unaudited)
OPERATING ACTIVITIES:
Net loss		$(49,807)	$(5,412)
Adjustments to reconcile net loss to net cash provided by operating activities:
Non-cash adjustments		38,621	17,641
Decrease/ (increase) in operating assets		31,043	(11,329)
Increase in operating liabilities		14,690	29,403
Payments for drydock and special survey costs		(5,955)	(1,363)

Net cash provided by operating activities		28,592	28,940

INVESTING ACTIVITIES:
Acquisition of investments in affiliates	8,13	(2,626)	—
Acquisition of vessels	3	—	(60,115)
Deposits for vessels, port terminals and other fixed assets acquisitions	3	(14,348)	(17,837)
Loans to affiliate companies	8	(4,259)	(4,275)
Purchase of property, equipment and other fixed assets	3	(1,744)	(2,436)

Net cash used in investing activities		(22,977)	(84,663)

FINANCING ACTIVITIES:
Proceeds from transfer of rights to affiliate company	8,13	4,050	—
Repurchase of preferred stock		(35)	—
Repayment of long-term debt and payment of principal	5	(9,709)	(9,683)
Proceeds from long-term loans, net of deferred finance fees	5	709	50,039
Dividends paid		—	(3,681)
Acquisition of treasury stock	9	—	(819)
Payments of obligations under capital leases		(910)	(394)
(Increase)/ decrease in restricted cash		(1,976)	11,612

Net cash (used in)/ provided by financing activities		(7,871)	47,074

Decrease in cash and cash equivalents		(2,256)	(8,649)

Cash and cash equivalents, beginning of period		135,992	163,412

Cash and cash equivalents, end of period		$133,736	$154,763

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest, net of capitalized interest		$35,950	$40,190
Cash paid for income taxes		$—	$67
Non-cash investing and financing activities
Deposits for vessels, port terminals and other fixed assets		$(2,075)	$(621)
Accrued interest income on loan receivable from affiliate company		$613	$528
Accrued interest expense on loan payable to affiliate company		$(1,121)	$—
Accrued interest expense payable to affiliate company		$(94)	$—
Acquisition of vessels, port terminals and other fixed assets		$—	$(114)
Long-term payable to affiliate company		$29,423	$—

See unaudited condensed notes to condensed consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars — except share data)

	Number of Preferred Shares	Preferred Stock	Number of Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings/ (Accumulated Deficit)	Accumulated Other Comprehensive Loss	Total Navios Holdings’ Stockholders’ Equity	Noncontrolling Interest	Total Equity
Balance December 31, 2015	73,935	$—	110,468,753	$11	$726,791	$262,603	$(445)	$988,960	$121,592	$1,110,552
Net loss	—	—	—	—	—	(7,465)	—	(7,465)	2,053	(5,412)
Total other comprehensive loss	—	—	—	—	—	—	(396)	(396)	—	(396)
Cancellation of shares	—	—	(1,950)	—	—	—	—	—	—	—
Stock-based compensation expenses	—	—	—	—	839	—	—	839	—	839
Acquisition of treasury stock (Note 9)	—	—	(948,584)	—	(819)	—	—	(819)	—	(819)
Dividends declared/ paid	—	—	—	—	—	(602)	—	(602)	—	(602)

Balance March 31, 2016 (unaudited)	73,935	$—	109,518,219	$11	$726,811	$254,536	$(841)	$980,517	$123,645	$1,104,162

Balance December 31, 2016	49,504	$—	117,131,407	$12	$678,531	$(256)	$—	$678,287	$125,266	$803,553
Net loss	—	—	—	—	—	(48,719)	—	(48,719)	(1,088)	(49,807)
Tender Offer – Redemption of preferred stock - costs	—	—	—	—	(35)	—	—	(35)	—	(35)
Stock-based compensation expenses	—	—	—	—	1,038	—	—	1,038	—	1,038

Balance March 31, 2017 (unaudited)	49,504	$—	117,131,407	$12	$679,534	$(48,975)	$—	$630,571	$124,178	$754,749

See unaudited condensed notes to condensed consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 1: DESCRIPTION OF BUSINESS

Navios Maritime Holdings Inc. (“Navios Holdings” or the “Company”) (NYSE:NM) is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of dry bulk commodities, including iron ore, coal and grain.

Navios Logistics

Navios South American Logistics Inc. (“Navios Logistics”), a consolidated subsidiary of the Company, is one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia river system, the main navigable river system in the region, and on cabotage trades along the eastern coast of South America. Navios Logistics is focused on providing its customers integrated transportation, storage and related services through its port facilities, its large, versatile fleet of dry and liquid cargo barges and its product tankers. Navios Logistics serves the needs of a number of growing South American industries, including mineral and grain commodity providers as well as users of refined petroleum products. As of March 31, 2017, Navios Holdings owned 63.8% of Navios Logistics.

Navios Partners

Navios Maritime Partners L.P. (“Navios Partners”) (NYSE:NMM) is an international owner and operator of dry cargo vessels and is engaged in seaborne transportation services of a wide range of dry cargo commodities including iron ore, coal, grain, fertilizer and also containers, chartering its vessels under medium to long-term charters.

As of March 31, 2017, Navios Holdings owned a 20.9% interest in Navios Partners, including a 2.0% general partner interest.

Navios Acquisition

Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE: NNA), an affiliate of the Company, is an owner and operator of tanker vessels focusing on the transportation of petroleum products (clean and dirty) and bulk liquid chemicals.

As of March 31, 2017, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition was 43.4% and its economic interest was 46.1%.

Navios Midstream

Navios Maritime Midstream Partners L.P. (“Navios Midstream”) (NYSE: NAP) is a publicly traded master limited partnership which owns and operates crude oil tankers under long-term employment contracts.

As of March 31, 2017, Navios Holdings owned no direct equity interest in Navios Midstream.

Navios Europe I

On October 9, 2013, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe Inc. (“Navios Europe I”) and have economic interests of 47.5%, 47.5% and 5.0%, respectively. Navios Europe I is engaged in the marine transportation industry through the ownership of five tanker and five container vessels. Effective November 2014, Navios Holdings, Navios Acquisition and Navios Partners have voting interests of 50%, 50% and 0%, respectively.

Navios Europe II

On February 18, 2015, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe (II) Inc. (“Navios Europe II”) and have economic interests of 47.5%, 47.5% and 5.0%, respectively and voting interests of 50%, 50% and 0%, respectively. Navios Europe II is engaged in the marine transportation industry through the ownership of seven dry bulkers and seven container vessels.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation: The accompanying interim condensed consolidated financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair statement of Navios Holdings’ consolidated balance sheets, statements of comprehensive (loss)/income, statements of cash flows and statements of changes in equity for the periods presented. The results of operations for the interim periods are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for interim financial statements and accordingly, do not include information and disclosures required under United States generally accepted accounting principles (“U.S. GAAP”) for complete financial statements. All such adjustments are deemed to be of a normal recurring nature. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements and notes included in Navios Holdings’ Annual Report for the year ended December 31, 2016 filed on Form 20-F with the Securities and Exchange Commission (“SEC”).

(b)	Principles of consolidation: The accompanying interim condensed consolidated financial statements include the accounts of Navios Holdings, a Marshall Islands corporation, and its majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidated statements.

Subsidiaries: Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies. The acquisition method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition. The excess of the cost of acquisition over the fair value of the net assets acquired and liabilities assumed is recorded as goodwill. All subsidiaries included in the consolidated financial statements are 100% owned, except for Navios Logistics, which is 63.8% owned.

Investments in Affiliates: Affiliates are entities over which the Company generally has between 20% and 50% of the voting rights, or over which the Company has significant influence, but it does not exercise control. Investments in these entities are accounted for under the equity method of accounting. Under this method the Company records an investment in the stock of an affiliate at cost, and adjusts the carrying amount for its share of the earnings or losses of the affiliate subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received from an affiliate reduce the carrying amount of the investment. The Company recognizes gains and losses in earnings for the issuance of shares by its affiliates, provided that the issuance of shares qualifies as a sale of shares. When the Company’s share of losses in an affiliate equals or exceeds its interest in the affiliate, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliate.

Affiliates included in the financial statements accounted for under the equity method

In the consolidated financial statements of Navios Holdings, the following entities are included as affiliates and are accounted for under the equity method for such periods: (i) Navios Partners and its subsidiaries (ownership interest as of March 31, 2017 was 20.9%, which includes a 2.0% general partner interest), (ii) Navios Acquisition and its subsidiaries (economic interest as of March 31, 2017 was 46.1%), (iii) Acropolis Chartering and Shipping Inc. (“Acropolis”) (economic interest as of March 31, 2017 was 35.0%), (iv) Navios Europe I and its subsidiaries (economic interest as of March 31, 2017 was 47.5%); and (v) Navios Europe II and its subsidiaries (economic interest as of March 31, 2017 was 47.5%).

(c) Recent Accounting Pronouncements:

In May 2017, the Financial Accounting Standards Board (“FASB”) issued ASU 2017-09, “Compensation—Stock Compensation (Topic 718)”. This update provides clarity and reduces both diversity in practice and cost and complexity when applying the guidance in Topic 718 to a change to the terms or conditions of a share-based payment award. The amendments in this update affect any entity that changes the terms or conditions of a share-based payment award and are effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period, for public business entities for reporting periods for which financial statements have not yet been issued and all other entities for reporting periods for which financial statements have not yet been made available for issuance. The amendments in this Update should be applied prospectively to an award modified on or after the adoption date. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In March 2017, FASB issued ASU 2017-08, “Receivables—Nonrefundable Fees and Other Costs (Subtopic 310-20)”. This update amends the amortization period for certain purchased callable debt securities held at a premium and shortens the amortization period for the premium to the earliest call date. The amendments in this update affect all entities that hold investments in callable debt securities that have an amortized cost basis in excess of the amount that is repayable by the issuer at the earliest call date (that is, at a premium). For public business entities, the amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. For all other entities, the amendments are effective for fiscal years beginning

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after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. An entity should apply the amendments in this update on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. Additionally, in the period of adoption, an entity should provide disclosures about a change in accounting principle. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In March 2017, FASB issued ASU 2017-07, “Compensation—Retirement Benefits (Topic 715)”. This update improves the presentation of net periodic pension cost and net periodic postretirement benefit cost and includes amendments to the Overview and Background Sections of the FASB Accounting Standards Codification. The amendments in this update apply to all employers that offer to their employees defined benefit pension plans, other postretirement benefit plans, or other types of benefits accounted for under Topic 715. The amendments in this update are effective for public business entities for annual periods beginning after December 15, 2017, including interim periods within those annual periods. Early adoption is permitted as of the beginning of an annual period for which financial statements (interim or annual) have not been issued or made available for issuance. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In February 2017, FASB issued ASU 2017-05, “Other Income—Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20)”. This update clarifies the scope of Subtopic 610-20 “Other Income—Gains and Losses from the Derecognition of Nonfinancial Assets” and provides guidance for partial sales of nonfinancial assets. Subtopic 610-20, which was issued in May 2014 as a part of ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)”, provides guidance for recognizing gains and losses from the transfer of nonfinancial assets in contracts with noncustomers. The amendments in ASU 2017-05 are effective at the same time as the amendments in ASU 2014-09. Therefore, for public entities, the amendments are effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In January 2017, FASB issued ASU 2017-04, “Intangibles-Goodwill and Other (Topic 350)”. This update addresses concern expressed about the cost and complexity of the goodwill impairment test and simplifies how an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test. The amendments in this ASU are required for public business entities and other entities that have goodwill reported in their financial statements and have not elected the private company alternative for the subsequent measurement of goodwill. The amendments are effective for public business entities that are SEC filers for fiscal years beginning after December 15, 2019. Early adoption is permitted for all entities. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In January 2017, FASB issued ASU 2017-03, “Accounting Changes and Error Corrections (Topic 250) and Investments-Equity Method and Joint Ventures (Topic 323)”. The ASU amends the Codification for SEC staff announcements made at recent Emerging Issues Task Force (EITF) meetings. The SEC guidance that specifically relates to our consolidated financial statement was from the September 2016 meeting, where the SEC staff expressed their expectations about the extent of disclosures registrants should make about the effects of the new FASB guidance as well as any amendments issued prior to adoption, on revenue (ASU 2014-09), leases (ASU 2016-02) and credit losses on financial instruments (ASU 2016-13) in accordance with SAB Topic 11.M. Registrants are required to disclose the effect that recently issued accounting standards will have on their financial statements when adopted in a future period. In cases where a registrant cannot reasonably estimate the impact of the adoption, then additional qualitative disclosures should be considered. The ASU incorporates these SEC staff views into ASC 250 and adds references to that guidance in the transition paragraphs of each of the three new standards. The adoption of this ASU did not have a material effect on the Company’s consolidated financial statements.

In January 2017, FASB issued ASU 2017-01, “Business Combinations” to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisition (or disposals) of assets or businesses. Under current implementation guidance the existence of an integrated set of acquired activities (inputs and processes that generate outputs) constitutes an acquisition of business. This ASU provides a screen to determine when a set of assets and activities does not constitute a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This update is effective for public entities with reporting periods beginning after December 15, 2017, including interim periods within those years. The amendments of this ASU should be applied prospectively on or after the effective date. Early adoption is permitted, including adoption in an interim period 1) for transactions for which the acquisition date occurs before the issuance date or effective date of the ASU, only when the transaction has not been reported in financial statements that have been issued or made available for issuance and 2) for transactions in which a subsidiary is deconsolidated or a group of assets is derecognized at a time before the issuance date or effective date of the amendments, only when the transaction has not been reported in financial statements that have been issued or made available for issuance. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In December 2016, FASB issued ASU 2016-20, “Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers”. The amendments in this ASU affect narrow aspects of the guidance issued in ASU 2014-09, which is not yet

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effective, and are of a similar nature to the items typically addressed in the Technical Corrections and Improvements project. The effective date and transition requirements for the amendments are the same as the effective date and transition requirements for Topic 606 (and any other Topic amended by Update 2014-09). ASU 2015-14, “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date”, defers the effective date of Update 2014-09 by one year, as noted below.

In November 2016, FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash”. This update addresses the classification and presentation of changes in restricted cash on the statement of cash flows under Topic 230, Statement of Cash Flows. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted for all entities. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In August 2016, FASB issued ASU 2016-15, “Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments”. This update addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted for all entities. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and footnotes disclosures.

In February 2016, FASB issued ASU 2016-02, “Leases (Topic 842)”. ASU 2016-02 will apply to both capital (or finance) leases and operating leases. According to ASU 2016-02, lessees will be required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months. ASU 2016 – 02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and footnotes disclosures.

In January 2016, FASB issued ASU 2016-01, “Financial Instruments—Overall (Subtopic 825-10) - Recognition and Measurement of Financial Assets and Financial Liabilities”. The amendments in this ASU require an entity (i) to measure equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) at fair value with changes in fair value recognized in net income; (ii) to perform a qualitative assessment to identify impairment in equity investments without readily determinable fair values; (iii) to present separately in other comprehensive income the fair value of a liability resulting from a change in the instrument-specific credit risk; and (iv) to present separately financial assets and financial liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet. The amendments also eliminate the requirement, for public business entities, to disclose the methods and significant assumptions used to estimate the fair value of financial instruments measured at amortized cost on the balance sheet and clarify that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets. For public business entities, ASU 2016-01 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company is currently assessing the impact that adopting this new standard will have on its consolidated financial statements.

In May 2014, FASB issued ASU 2014-09, “Revenue from Contracts with Customers”, clarifying the method used to determine the timing and requirements for revenue recognition on the statements of income. Under the new standard, an entity must identify the performance obligations in a contract, the transaction price and allocate the price to specific performance obligations to recognize the revenue when the obligation is completed. The amendments in this update also require disclosure of sufficient information to allow users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts. The new accounting guidance was originally effective for interim and annual periods beginning after December 15, 2016. In August 2015, the FASB issued ASU 2015-14 which deferred the effective date of ASU 2014-09 for all entities by one year. The standard will be effective for public entities for annual reporting periods beginning after December 15, 2017 and interim periods therein. The Company is currently reviewing the effect of ASU No. 2014-09 on its revenue recognition.

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NOTE 3: VESSELS, PORT TERMINALS AND OTHER FIXED ASSETS, NET

Vessels, Port Terminals and Other Fixed Assets, net	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2016	$2,529,488	$(708,387)	$1,821,101
Additions	1,757	(23,902)	(22,145)
Vessel impairment loss	(13,993)	5,446	(8,547)
Disposals	(3,323)	3,323	—
Write offs	(32)	18	(14)

Balance March 31, 2017	$2,513,897	$(723,502)	$1,790,395

Deposits for Vessels, Port Terminal and Other Fixed Assets Acquisitions

On February 11, 2014, Navios Logistics entered into an agreement, as amended on June 3, 2016, for the construction of three new pushboats with a purchase price of $7,344 for each pushboat. As of March 31, 2017 and December 31, 2016, Navios Logistics had paid $20,160 and $16,156, respectively, for the construction of the new pushboats which are expected to be delivered in the third quarter of 2017. Capitalized interest included in “Deposits for Vessels, Port Terminal and Other Fixed Assets” for the construction of the three new pushboats amounted to $2,235 and $1,934 as of March 31, 2017 and December 31, 2016, respectively.

Navios Logistics has signed a shipbuilding contract for the construction of a river and estuary tanker for a total consideration of $13,257 (€12,400). As of March 31, 2017, Navios Logistics had paid $1,346. Capitalized interest included in deposits for vessels, port terminals and other fixed assets for the construction of the vessel amounted to $4 as of March 31, 2017. The vessel is expected to be delivered in the first quarter of 2018.

As of March 31, 2017 and December 31, 2016, Navios Logistics had paid $131,808 and $120,735, respectively, for the expansion of its dry port in Uruguay, which is currently an asset under construction. Capitalized interest included in “Deposits for Vessels, Port Terminal and Other Fixed Assets” for the expansion of dry port amounted to $8,697 and $6,862 as of March 31, 2017 and December 31, 2016, respectively.

Vessel impairment loss

On March 16, 2017, Navios Holdings agreed to sell to an unrelated third party the Navios Ionian, a 2000 built Japanese dry bulk vessel of 52,067 dwt, for a total net sale price of $5,280 to be paid in cash, with delivery expected in June 2017. As of March 31, 2017, Navios Holdings performed an impairment test on the specific asset which resulted in a total impairment loss of $9,098.

Vessel acquisitions

On January 12, 2016, Navios Holdings took delivery of the Navios Sphera, a 2016-Japanese built 84,872 dwt Panamax vessel, and Navios Mars, a 2016-Japanese built 181,259 dwt Capesize vessel, for an acquisition cost of $34,352 and $55,458, respectively, of which $49,910 was paid in cash and $39,900 was financed through a loan. As of March 31, 2016, deposits of $29,695, relating to the acquisition of Navios Sphera and Navios Mars, had been transferred to vessels’ cost.

Navios Logistics

On June 30, 2015, Navios Logistics entered into an agreement for the restructuring of its capital leases for the Ferni H and the San San H, by extending their duration until January 2020 and April 2020, respectively, and amending the purchase price obligation to $5,325 and $5,150, respectively, payable at the end of the extended period. The lease payments during the three month periods ended March 31, 2017 and 2016 for both vessels were $910 and $394, respectively. See also Note 15.

In February 2017, two fully depreciated self-propelled barges of Navios Logistics’ fleet, Formosa and San Lorenzo, were sold for a total amount of $1,109, to be paid in cash. Sale prices for the barges will be received in installments in the form of lease payments through 2023. The barges may be transferred at the lessee’s option at no cost at the end of the lease period. As of March 31, 2017, the current portion of the outstanding receivable amounted to $200 and is included in “Prepaid expenses and other current assets” and the non-current portion of the outstanding receivable amounted to $705 and is included in “Other long-term assets” in the consolidated balance sheet.

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NOTE 4: INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets	March 31, 2017	December 31, 2016
Acquisition cost (*) (***)	$200,610	$271,547
Accumulated amortization (*)	(75,515)	(73,795)
Write offs (*)	—	(70,937)

Total Intangible assets net book value	125,095	126,815

Unfavorable lease terms
Acquisition cost (**)	—	(24,721)
Write offs (**)	—	24,721

Unfavorable lease terms net book value	—	—

Total Intangibles net book value	$125,095	$126,815

(*)	As of both March 31, 2017 and December 31, 2016, intangible assets associated with the favorable lease terms included an amount of $1,180 related to purchase options for the vessels. During the year ended December 31, 2016, acquisition costs of $70,937 and accumulated amortization of $57,930 of favorable lease terms were written off resulting in a loss of $13,007. This write-off resulted from the early redelivery of one vessel during the third quarter of 2016.
(**)	During the year ended December 31, 2016, acquisition costs of $24,721 and accumulated amortization of $17,406 of unfavorable lease terms were written off resulting in an income of $7,315. This write-off resulted from the early redelivery of one vessel during the first quarter of 2016.
(***)	As of March 31, 2017, Navios Logistics had paid $17,000 for the expansion of its dry port in Uruguay.

Amortization (expense)/ income, net for the three month periods ended March 31, 2017 and 2016 amounted to ($1,720) and $4,468, respectively.

The remaining aggregate amortization of acquired intangibles as of March 31, 2017 will be as follows:

Period
Year One	$6,906
Year Two	6,221
Year Three	6,229
Year Four	6,221
Year Five	6,221
Thereafter	92,117

Total	$123,915

NOTE 5: BORROWINGS

Borrowings, as of March 31, 2017 and December 31, 2016, consisted of the following:

Facility	March 31, 2017	December 31, 2016
Secured credit facilities	$239,646	$248,313
2019 Notes	291,094	291,094
2022 Notes	650,000	650,000
2022 Logistics Senior Notes	375,000	375,000
Navios Logistics other long-term loans and notes payable	59,433	59,768
Navios Acquisition Loan	52,360	51,240

Total borrowings	1,667,533	1,675,415
Less: current portion, net	(27,954)	(29,827)
Less: deferred finance costs, net	(22,930)	(24,320)

Total long-term borrowings	$1,616,649	$1,621,268

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Secured Credit Facilities

As of March 31, 2017, the Company had secured credit facilities with various banks with a total outstanding balance of $239,646. The purpose of the facilities was to finance the construction or acquisition of vessels or refinance existing indebtedness. All of the facilities are denominated in U.S. dollars and bear interest based on LIBOR plus spread ranging from 2.25% to 3.60% per annum. The facilities are repayable in either semi-annual or quarterly installments, followed by balloon payments with maturities ranging from September 2018 to September 2023. See also the maturity table included below.

The facilities are secured by first priority mortgages on certain of Navios Holdings’ vessels and other collateral.

The credit facilities contain a number of restrictive covenants that limit Navios Holdings and/or certain of its subsidiaries from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels securing such facilities; changing the flag, class, management or ownership of certain Navios Holdings’ vessels; changing the commercial and technical management of certain Navios Holdings’ vessels; selling or changing the ownership of certain Navios Holdings’ vessels; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels. The credit facilities also require the vessels to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. Additionally, the credit facilities require compliance with the covenants contained in the indentures governing the 2019 Notes (as defined below) and the 2022 Notes (as defined below). Among other events, it will be an event of default under the credit facilities if the financial covenants are not complied with or if Angeliki Frangou and her affiliates, together, own less than 20% of the outstanding share capital of Navios Holdings.

The majority of the Company’s senior secured credit facilities require compliance with maintenance covenants, including (i) value-to-loan ratio covenants, based on either charter-adjusted valuations, or charter-free valuations, ranging from over 110% to 130%, (ii) minimum liquidity up to a maximum of $30,000, and (iii) net total debt divided by total assets, as defined in each senior secured credit facility, ranging from a maximum of 75% to 80%. Certain covenants in our senior secured credit facilities have been waived for one quarter from the current balance sheet date and/or amended to include (i) value-to-loan ratio covenants, based on either charter-adjusted valuations, or charter-free valuations, ranging from over 90% to 130%, and (ii) net total debt divided by total assets, as defined in each senior secured credit facility, ranging from a maximum of 80% to 90%.

As of March 31, 2017, the Company was in compliance with all of the covenants under each of its credit facilities.

Senior Notes

On January 28, 2011, the Company and its wholly owned subsidiary, Navios Maritime Finance II (US) Inc. (together with the Company, the “2019 Co-Issuers”) completed the sale of $350,000 of 8.125% Senior Notes due 2019 (the “2019 Notes”). During July, August and October 2016, the Company repurchased $58,906 of its 2019 Notes for a cash consideration of $30,671 resulting in a gain on bond extinguishment of $27,670, net of deferred fees written-off.

The 2019 Notes are fully and unconditionally guaranteed, jointly and severally and on an unsecured senior basis, by all of the Company’s subsidiaries, other than Navios Maritime Finance II (US) Inc., Navios Maritime Finance (US) Inc., Navios Logistics and its subsidiaries and Navios GP L.L.C. The subsidiary guarantees are “full and unconditional”, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2019 Notes. The 2019 Co-Issuers have the option to redeem the 2019 Notes in whole or in part, at par, plus accrued and unpaid interest, if any. In addition, upon the occurrence of certain change of control events, the holders of the 2019 Notes will have the right to require the 2019 Co-Issuers to repurchase some or all of the 2019 Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The 2019 Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the 2019 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2019 Co-Issuers were in compliance with the covenants as of March 31, 2017.

Ship Mortgage Notes

On November 29, 2013, Navios Holdings completed the sale of $650,000 of its 7.375% First Priority Ship Mortgage Notes due 2022 (the “2022 Notes”). The net proceeds of the offering of the 2022 Notes have been used: (i) to repay, in full, $488,000 of first priority ship mortgage notes due on November 1, 2017, issued by the Company and its wholly-owned subsidiary, Navios Maritime Finance (US) Inc. in November 2009 and July 2012; and (ii) to repay, in full, indebtedness relating to six vessels added as collateral under the 2022 Notes. The remainder has been used for general corporate purposes.

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The 2022 Notes are senior obligations of Navios Holdings and Navios Maritime Finance II (US) Inc. (the “2022 Co- Issuers”) and are secured by first priority ship mortgages on 23 dry bulk vessels owned by certain subsidiary guarantors and certain other associated property and contract rights. The 2022 Notes are unregistered and fully and unconditionally guaranteed, jointly and severally by all of the Company’s direct and indirect subsidiaries that guarantee the 2019 Notes and Navios Maritime Finance II (US) Inc. The guarantees of the Company’s subsidiaries that own mortgaged vessels are senior secured guarantees and the guarantees of the Company’s subsidiaries that do not own mortgaged vessels are senior unsecured guarantees. In addition, the 2022 Co-Issuers have the option to redeem the 2022 Notes in whole or in part, at any time on or after January 15, 2017, at a fixed price of 105.531%, which price declines ratably until it reaches par in 2020.

Furthermore, upon occurrence of certain change of control events, the holders of the 2022 Notes may require the 2022 Co-Issuers to repurchase some or all of the notes at 101% of their face amount. The 2022 Notes contain covenants, which among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliates, merging or consolidating or selling all or substantially all of the 2022 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2022 Co-Issuers were in compliance with the covenants as of March 31, 2017.

2022 Logistics Senior Notes

On April 22, 2014, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together with Navios Logistics, the “Logistics Co-Issuers”) completed the sale of $375,000 in aggregate principal amount of senior notes due on May 1, 2022 (the “2022 Logistics Senior Notes”) at a fixed rate of 7.25%. The net proceeds from the sale of the 2022 Logistics Senior Notes were partially used to redeem any and all of Navios Logistics then-outstanding 9.25% Senior Notes due 2019 and pay related transaction fees and expenses. The 2022 Logistics Senior Notes are unregistered and fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil Navegaçăo Ltda (“Horamar do Brasil”), Naviera Alto Parana S.A. (“Naviera Alto Parana”), and Terra Norte Group S.A. (“Terra Norte”), which do not guarantee the 2022 Senior Notes pursuant to certain exceptions under the indenture, and Logistics Finance, which is the co-issuer of the 2022 Logistics Senior Notes. The subsidiary guarantees are “full and unconditional”, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as in connection with a sale or other disposition of all or substantially all of the assets of the subsidiary, in connection with the sale of a majority of the capital stock of the subsidiary, if the subsidiary is designated as an “unrestricted subsidiary” in accordance with the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2022 Logistics Senior Notes.

The Logistics Co-Issuers have the option to redeem the 2022 Logistics Senior Notes in whole or in part, at their option, at any time on or after May 1, 2017, at a fixed price of 105.438%, which price declines ratably until it reaches par in 2020. In addition, upon the occurrence of certain change of control events, the holders of the 2022 Logistics Senior Notes will have the right to require the Logistics Co-Issuers to repurchase some or all of the 2022 Logistics Senior Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The indenture governing the 2022 Logistics Senior Notes contains covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends in excess of 6% per annum of the net proceeds received by or contributed to Navios Logistics in or from any public offering, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into transactions with affiliates, merging or consolidating or selling all or substantially all of Navios Logistics’ properties and assets and creation or designation of restricted subsidiaries.

The indenture governing the 2022 Logistics Senior Notes include customary events of default, including failure to pay principal and interest on the 2022 Logistics Senior Notes, a failure to comply with covenants, a failure by Navios Logistics or any significant subsidiary or any group of restricted subsidiaries that, taken together, would constitute a significant subsidiary to pay material judgments or indebtedness and bankruptcy and insolvency events with respect to us or any significant subsidiary or any group of restricted subsidiaries that, taken together, would constitute a significant subsidiary.

As of March 31, 2017, all subsidiaries, including Logistics Finance, Horamar do Brasil, Naviera Alto Parana and Terra Norte are 100% owned. Logistics Finance, Horamar do Brasil, and Terra Norte do not have any independent assets or operations.

In addition, there are no significant restrictions on (i) the ability of the parent company, any issuer (or co-issuer) or any guarantor subsidiaries of the 2022 Logistics Senior Notes to obtain funds by dividend or loan from any of their subsidiaries or (ii) the ability of any subsidiaries to transfer funds to the issuer (or co-issuer) or any guarantor subsidiaries.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The 2022 Logistics Co-Issuers were in compliance with the covenants as of March 31, 2017.

Navios Logistics

As of March 31, 2017, Navios Logistics had long-term loans and notes payable with a total outstanding balance of $59,433. The purpose of the facilities was to finance the construction of its dry port terminal, the acquisition of vessels, or for general corporate purposes. The facilities are mainly denominated in U.S. dollars and bear interest based on LIBOR plus spread of 3.25% per annum. The facilities are repayable in installments and have maturities ranging from September 2021 to November 2024. See also maturity table included below.

Navios Acquisition Loan

On September 19, 2016, Navios Holdings entered into a secured credit facility of up to $70,000 with Navios Acquisition. Please refer also to Note 8.

During the three month period ended March 31, 2017, the Company, in relation to its secured credit facilities, paid $9,709, related to installments for the year 2017.

The annualized weighted average interest rates of the Company’s total borrowings were 6.79% and 6.94% for the three month periods ended March 31, 2017 and 2016, respectively.

The maturity table below reflects the principal payments for the next five years and thereafter of all borrowings of Navios Holdings (including Navios Logistics) outstanding as of March 31, 2017, based on the repayment schedules of the respective loan facilities and the outstanding amount due under the debt securities.

Payment due by period
March 31, 2018	$28,895
March 31, 2019	404,875
March 31, 2020	40,443
March 31, 2021	56,612
March 31, 2022	712,673
March 31, 2023 and thereafter	424,035

Total	$1,667,533

NOTE 6: FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits and money market funds approximate their fair value because of the short maturity of these investments.

Restricted cash: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Borrowings: The book value has been adjusted to reflect the net presentation of deferred financing costs. The outstanding balance of the floating rate loans continues to approximate its fair value, excluding the effect of any deferred finance costs. The 2019 Notes, the 2022 Notes, the 2022 Logistics Senior Notes, the Navios Acquisition Loan and one Navios Logistics’ loan are fixed rate borrowings and their fair value was determined based on quoted market prices.

Capital leases: The capital leases are fixed rate obligations and their carrying amounts approximate their fair value.

Loan receivable from affiliate companies: The carrying amount of the floating rate loan approximates its fair value.

Loan payable to affiliate company: The carrying amount of the fixed rate loan approximates its fair value.

Long-term receivable from affiliate company: The carrying amount of the floating rate receivable approximates its fair value.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Long-term payable to affiliate companies: The carrying amount of the long-term payable approximates its fair value.

The estimated fair values of the Company’s financial instruments are as follows:

	March 31, 2017		December 31, 2016
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$133,736	$133,736	$135,992	$135,992
Restricted cash	$4,454	$4,454	$5,386	$5,386
Loan receivable from affiliate companies	$27,880	$27,880	$23,008	$23,008
Long-term receivable from affiliate company	$—	$—	$11,105	$11,105
Capital lease obligations, including current portion	$(16,707)	$(16,707)	$(17,617)	$(17,617)
Senior and ship mortgage notes, net	$(1,297,502)	$(1,182,998)	$(1,296,537)	$(974,170)
Long-term debt, including current portion	$(295,925)	$(299,079)	$(304,682)	$(308,080)
Loan payable to affiliate company	$(51,176)	$(52,360)	$(49,876)	$(51,240)
Long term payable to affiliate companies	$(64,964)	$(64,964)	$(6,399)	$(6,399)

There were no assets and/or liabilities measured at fair value on a recurring basis as of both March 31, 2017 and December 31, 2016.

The Company’s assets measured at fair value on a non-recurring basis were:

	Fair Value Measurements at March 31, 2017
Assets	Total	(Level I)	(Level II)	(Level III)
Vessels, port terminals and other fixed assets, net (for Navios Ionian)	$5,280	$—	$5,280	$—

	Fair Value Measurements at December 31, 2016
Assets	Total	(Level I)	(Level II)	(Level III)
Investments in affiliates	$148,095	$148,095	$—	$—

Fair Value Measurements

The estimated fair value of our financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable.

	Fair Value Measurements at March 31, 2017
	Total	(Level I)	(Level II)	(Level III)
Cash and cash equivalents	$133,736	$133,736	$—	$—
Restricted cash	$4,454	$4,454	$—	$—
Loan receivable from affiliate companies(2)	$27,880	$—	$27,880	$—
Capital lease obligations, including current portion(1)	$(16,707)	$—	$(16,707)	$—
Senior and ship mortgage notes	$(1,182,998)	$(1,182,998)	$—	$—
Long-term debt, including current portion(1)	$(299,079)	$—	$(299,079)	$—
Loan payable to affiliate company(2)	$(52,360)	$—	$(52,360)	$—
Other long term payable to affiliate companies (2)	$(64,964)	$—	$(64,964)	$—

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Fair Value Measurements at December 31, 2016
	Total	(Level I)	(Level II)	(Level III)
Cash and cash equivalents	$135,992	$135,992	$—	$—
Restricted cash	$5,386	$5,386	$—	$—
Loan receivable from affiliate companies(2)	$23,008	$—	$23,008	$—
Long-term receivable from affiliate company(2)	$11,105	$—	$11,105	$—
Capital lease obligations, including current portion (1)	$(17,617)	$—	$(17,617)	$—
Senior and ship mortgage notes	$(974,170)	$(974,170)	$—	$—
Long-term debt, including current portion(1)	$(308,080)	$—	$(308,080)	$—
Loan payable to affiliate company(2)	$(51,240)	$—	$(51,240)	$—
Other long term payable to affiliate companies (2)	$(6,399)	$—	$(6,399)	$—

(1)	The fair value of the Company’s long-term debt is estimated based on currently available debt with similar contract terms, interest rates and remaining maturities, published quoted market prices as well as taking into account the Company’s creditworthiness.
(2)	The fair value of the Company’s loan receivable from/payable to affiliate companies and long-term payable to affiliate companies is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account the counterparty’s creditworthiness.

NOTE 7: COMMITMENTS AND CONTINGENCIES

As of March 31, 2017, the Company was contingently liable for letters of guarantee and letters of credit amounting to $590 (December 31, 2016: $590) issued by various banks in favor of various organizations and the total amount was collateralized by cash deposits, which were included as a component of restricted cash.

Navios Logistics has issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. (a consolidated subsidiary) of all its obligations to Vitol S.A. up to $12,000. This guarantee expires on March 1, 2018.

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts can be reasonably estimated, based upon facts known on the date the financial statements were prepared. Although the Company cannot predict with certainty the ultimate resolutions of these matters, in the opinion of management, the ultimate disposition of these matters is not expected to have a material adverse effect on the Company’s financial position, results of operations or liquidity.

Navios Logistics had a dispute with Vale regarding the termination date of a COA contract, which was under arbitration proceedings in New York. Related to this arbitration, Navios Logistics issued a letter of credit amounting to $2,900 and the total amount was collateralized by a cash deposit, which was presented as restricted cash in the accompanying balance sheets. On February 10, 2017, the arbitration tribunal ruled in favor of Navios Logistics. Vale has been ordered to pay Navios Logistics $21,500, compensating for all unpaid invoices, late payment of invoices, and legal fees incurred. The full amount was received in March 2017, and the collateralized cash amount of $2,900 was released.

On March 30, 2016, Navios Logistics received written notice from Vale stating that Vale will not be performing the service contract entered into between CNSA and Vale on September 27, 2013, relating to the iron ore port facility currently under construction in Nueva Palmira, Uruguay. Navios Logistics initiated arbitration proceedings in London on June 10, 2016 pursuant to the dispute resolution provisions of the service contract. On December 20, 2016, a London arbitration tribunal ruled that the Vale port contract remains in full force and effect. If Vale were to further repudiate or renounce the contract, we may elect to terminate the contract and then would be entitled to damages calculated by reference to guaranteed volumes and agreed tariffs for the remaining period of the contract.

The Company, in the normal course of business, entered into contracts to time charter-in vessels for various periods through 2026.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

As of March 31, 2017, the Company’s future minimum commitments, net of commissions under chartered-in vessels, barges and pushboats were as follows:

Total
March 31, 2018	$125,431
March 31, 2019	110,751
March 31, 2020	93,875
March 31, 2021	76,589
March 31, 2022	58,907
March 31, 2023 and thereafter	107,728

Total	$573,281

As of March 31, 2017, Navios Logistics had obligations related to the construction of three new pushboats, the expansion of its dry port facility and the construction of a river and estuary tanker (including supervision costs) of $7,268, $1,715 and $12,291, respectively, until the first quarter of 2018. In relation to the construction of the river and estuary tanker, Navios Logistics has secured a credit from the shipbuilder to finance up to 50% of the purchase price, with a maximum amount of $6,656 (€6,200).

NOTE 8: TRANSACTIONS WITH RELATED PARTIES

Office rent: The Company has entered into lease agreements with Goldland Ktimatiki-Ikodomiki-Touristiki Xenodohiaki Anonimos Eteria and Emerald Ktimatiki-Ikodomiki Touristiki Xenodohiaki Anonimos Eteria, both of which are Greek corporations that are currently majority-owned by Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreements provide for the leasing of facilities located in Piraeus, Greece to house the operations of most of the Company’s subsidiaries. The total annual lease payments are in the aggregate €943 (approximately $1,004) and the lease agreements expire in 2017 and 2019. These payments are subject to annual adjustments, which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.

Purchase of services: The Company utilizes its affiliate company, Acropolis, as a broker. Commissions charged from Acropolis for each of the three month periods ended March 31, 2017 and 2016 were $0. Included in the trade accounts payable at both March 31, 2017 and December 31, 2016 was an amount due to Acropolis of $76.

Vessels charter hire: Beginning in 2012, Navios Holdings entered into charter-in contracts for certain of Navios Partners’ vessels, all of which have been redelivered by April 2016.

In 2015, the Company entered into various charters with Navios Partners for the Navios Gemini, Navios Hyperion, Navios Soleil, Navios Harmony, Navios Orbiter, Navios Fantastiks, Navios Alegria, Navios Pollux and Navios Sun. The terms of these charters were approximately nine to twelve months, at a net daily rate of $7.6, $12.0, $12.0, $12.0, $12.0, $12.5, $12.0, $11.4 and $12.0, respectively plus 50/50 profit sharing based on actual earnings at the end of the period.

In November 2016 the Company entered into a charter with Navios Partners for the Navios Fulvia, a 2010-built Capesize vessel at a net daily rate of $11.5. The vessel was redelivered as of February 2017.

Total charter hire expense for all vessels for the three month periods ended March 31, 2017 and 2016 was $651 and $4,160, respectively, and was included in the statement of comprehensive loss under “Time charter, voyage and logistics business expenses”.

Management fees: Navios Holdings provides commercial and technical management services to Navios Partners’ vessels for a daily fixed fee. This daily fee covered all of the vessels’ operating expenses, including the cost of drydock and special surveys. In each of October 2013, August 2014 and February 2015, the Company amended its existing management agreement with Navios Partners to fix the fees for ship management services of its owned fleet at: (i) $4.0 daily rate per Ultra-Handymax vessel; (ii) $4.1 daily rate per Panamax vessel; (iii) $5.1 daily rate per Capesize vessel; (iv) $6.5 daily rate per container vessel of Twenty-Foot Equivalent Vessel (“TEU”) 6,800; (v) $7.2 daily rate per container vessel of more than TEU 8,000; and (vi) $8.5 daily rate per very large container vessel of more than TEU 13,000 through December 31, 2015. In February 2016, the Company further amended its existing management agreement to fix the fees for ship management services of its owned fleet at: (i) $4.1 daily rate per Ultra-Handymax vessel; (ii) $4.2 daily rate per Panamax vessel; (iii) $5.25 daily rate per Capesize vessel; (iv) $6.7 daily rate per container vessel of TEU 6,800; (v) $7.4 daily rate per container vessel of more than TEU 8,000; and (vi) $8.75 daily rate per very large container vessel of more than TEU 13,000 through December 31, 2017. Drydocking expenses under this agreement will be reimbursed by Navios Partners at cost at occurrence. Total management fees for the three month periods ended March 31, 2017 and 2016 amounted to $14,343 and $14,719, respectively, and are presented net under the caption “Direct vessel expenses”.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Effective August 31, 2016, Navios Partners could, upon request to Navios Holdings, partially or fully defer the reimbursement of dry docking and other extraordinary fees and expenses under the management agreement to a later date, but not later than January 5, 2018, and if reimbursed on a later date, such amounts would bear interest at a rate of 1% per annum over LIBOR. Total amounts due from Navios Partners as of March 31, 2017 and December 31, 2016 amounted to $0 and $11,105, respectively, and are presented under the caption “Long-term receivable from affiliate company”.

Navios Holdings provides commercial and technical management services to Navios Acquisition’s vessels for a daily fee that was fixed until May 2014, of $6.0 per owned MR2 product tanker and chemical tanker vessel, $7.0 per owned LR1 product tanker vessel and $10.0 per owned VLCC vessel. This daily fee covers all of the vessels’ operating expenses, other than certain fees and costs. Actual operating costs and expenses will be determined in a manner consistent with how the initial fixed fees were determined. Drydocking expenses until May 2014 were fixed under this agreement for up to $300 per LR1 and MR2 product tanker vessel and will be reimbursed at cost for VLCC vessels. In May 2014, Navios Holdings extended the duration of its existing management agreement with Navios Acquisition until May 2020 and fixed the fees for ship management services of Navios Acquisition owned fleet for two additional years through May 2016 at the same rates for product tanker and chemical tanker vessels, and reduced the daily fee to $9.5 per VLCC vessel. In May 2016, Navios Holdings amended its agreement with Navios Acquisition to fix the fees for ship management services of Navios Acquisition owned fleet at a daily fee of (i) $6.35 per MR2 product tanker and chemical tanker vessel; (ii) $7.15 per LR1 product tanker vessel; and (iii) $9.5 per VLCC through May 2018. Drydocking expenses under this agreement will be reimbursed at cost at occurrence for all vessels.

Total management fees for the three month periods ended March 31, 2017 and 2016 amounted to $23,418 and $24,186, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated December 13, 2013, Navios Holdings provides commercial and technical management services to Navios Europe I’s tanker and container vessels. The term of this agreement is for a period of six years. Management fees under this agreement will be reimbursed at cost at occurrence. Total management fees for the three month periods ended March 31, 2017 and 2016 amounted to $5,217 and 4,955, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated November 18, 2014, as further amended in October 2016, Navios Holdings provides commercial and technical management services to Navios Midstream’s vessels for a daily fixed fee of $9.5 per owned VLCC vessel effective through December 31, 2018. Drydocking expenses under this agreement will be reimbursed at cost at occurrence for all vessels. The term of this agreement is for a period of five years. Total management fees for the three month periods ended March 31, 2017 and 2016 amounted to $5,130 and $5,187, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated June 5, 2015, Navios Holdings provides commercial and technical management services to Navios Europe II’s dry bulker and container vessels. The term of this agreement is for a period of six years. Management fees under this agreement will be reimbursed at cost at occurrence. Total management fees for the three month period ended March 31, 2017 and 2016 amounted to $5,713 and $5,763, respectively, and are presented net under the caption “Direct vessel expenses”.

Navios Partners Guarantee: In November 2012 (as amended in March 2014), the Company entered into an agreement with Navios Partners (the “Navios Partners Guarantee”) to provide Navios Partners with guarantees against counterparty default on certain existing charters, which had previously been covered by the charter insurance for the same vessels, same periods and same amounts. The Navios Partners Guarantee provides for a maximum possible payout of $20,000 by the Company to Navios Partners. Premiums that are calculated on the same basis as the restructured charter insurance are included in the management fee that is paid by Navios Partners to Navios Holdings pursuant to the management agreement. As of March 31, 2017, Navios Partners has submitted one claim under this agreement to the Company. As of March 31, 2017, the fair value of the claim was estimated at $19,739 and was included in “Other long-term liabilities and deferred income” in the consolidated balance sheet.

General and administrative expenses incurred on behalf of affiliates/Administrative fee revenue from affiliates: Navios Holdings provides administrative services to Navios Partners. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Navios Holdings extended the duration of its existing administrative services agreement with Navios Partners until December 31, 2017, pursuant to its existing terms. Total general and administrative fees for the three month periods ended March 31, 2017 and 2016 amounted to $1,946 and $1,938, respectively.

Navios Holdings provides administrative services to Navios Acquisition. Navios Holdings extended the duration of its existing administrative services agreement with Navios Acquisition until May 2020 pursuant to its existing terms. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the three month periods ended March 31, 2017 and 2016 amounted to $2,250 and $2,393, respectively.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Navios Holdings provides administrative services to Navios Logistics. In April 2016, Navios Holdings extended the duration of its existing administrative services agreement with Navios Logistics until December 2021 pursuant to its existing terms. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the three month periods ended March 31, 2017 and 2016 amounted to $250 and $250, respectively. The general and administrative fees have been eliminated upon consolidation.

Pursuant to an administrative services agreement dated December 13, 2013, Navios Holdings provides administrative services to Navios Europe I’s tanker and container vessels. The term of this agreement is for a period of six years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the three month periods ended March 31, 2017 and 2016 amounted to $293 and $323, respectively.

Pursuant to an administrative services agreement dated November 18, 2014, Navios Holdings provides administrative services to Navios Midstream. The term of this agreement is for a period of five years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the three month periods ended March 31, 2017 and 2016 amounted to $375 and $375, respectively.

Pursuant to an administrative services agreement dated June 5, 2015, Navios Holdings provides administrative services to Navios Europe II’s dry bulk and container vessels. The term of this agreement is for a period of six years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the three month period ended March 31, 2017 and 2016 amounted to $435 and $453, respectively.

Balance due from/to affiliates (excluding Navios Europe I and Navios Europe II): Balance due to affiliates as of March 31, 2017 amounted to $23,898 (December 31, 2016: $32,847), and the Long-term payable to affiliate companies amounted to $31,294 (December 31, 2016: $6,399).

The balances mainly consisted of management fees, administrative fees, drydocking and other expenses prepaid by the affiliates according to our management agreements and other amounts payable to affiliates.

Omnibus agreements: Navios Holdings entered into an omnibus agreement with Navios Partners (the “Partners Omnibus Agreement”) in connection with the closing of Navios Partners’ IPO governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain dry bulk carriers. Pursuant to the Partners Omnibus Agreement, Navios Partners generally agreed not to acquire or own Panamax or Capesize dry bulk carriers under time charters of three or more years without the consent of an independent committee of Navios Partners. In addition, Navios Holdings has agreed to offer to Navios Partners the opportunity to purchase vessels from Navios Holdings when such vessels are fixed under time charters of three or more years.

Navios Holdings entered into an omnibus agreement with Navios Acquisition and Navios Partners (the “Acquisition Omnibus Agreement”) in connection with the closing of Navios Acquisition’s initial vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America, without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter dry bulk carriers subject to specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries granted to Navios Holdings and Navios Partners a right of first offer on any proposed sale, transfer or other disposition of any of its dry bulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels it might own. These rights of first offer will not apply to a (i) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (ii) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

Navios Holdings entered into an omnibus agreement with Navios Midstream, Navios Acquisition and Navios Partners in connection with the Navios Midstream IPO, pursuant to which Navios Acquisition, Navios Holdings, Navios Partners and their controlled affiliates generally have agreed not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under time charters of five or more years without the consent of Navios Midstream. The omnibus agreement contains significant exceptions that will allow Navios Acquisition, Navios Holdings, Navios Partners or any of their controlled affiliates to compete with Navios Midstream under specified circumstances.

Midstream General Partner Option Agreement: Navios Holdings entered into an option agreement with Navios Acquisition under which Navios Acquisition, which owns and controls Navios Maritime Midstream Partners GP LLC (“Midstream General Partner”), granted Navios Holdings the option to acquire a minimum of 25% of the outstanding membership interests in Midstream General Partner and the incentive distribution rights in Navios Midstream, representing the right to receive an increasing

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

percentage of the quarterly distributions when certain conditions are met. The option shall expire on November 18, 2024. The purchase price for the acquisition for all or part of the option interest shall be an amount equal to its fair market value. As of March 31, 2017, Navios Holdings had not exercised any part of that option.

Sale of vessels and sale of rights to Navios Partners: Upon the sale of vessels to Navios Partners, Navios Holdings recognizes the gain immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners (the “deferred gain”). Subsequently, the deferred gain is amortized to income over the remaining useful life of the vessel. The recognition of the deferred gain is accelerated in the event that (i) the vessel is subsequently sold or otherwise disposed of by Navios Partners or (ii) the Company’s ownership interest in Navios Partners is reduced. In connection with the public offerings of common units by Navios Partners, a pro rata portion of the deferred gain is released to income upon dilution of the Company’s ownership interest in Navios Partners. As of March 31, 2017 and December 31, 2016, the unamortized deferred gain for all vessels and rights sold totaled $11,373 and $11,846, respectively. For the three month periods ended March 31, 2017 and 2016, Navios Holdings recognized $473 and $415, respectively, of the deferred gain in “Equity in net earnings of affiliated companies”.

Participation in offerings of affiliates: On February 4, 2015, Navios Holdings entered into a share purchase agreement with Navios Partners pursuant to which Navios Holdings made an investment in Navios Partners by purchasing common units, and general partnership interests, in order to maintain its 20% partnership interest in Navios Partners following its equity offering in February 2015. In connection with this agreement, Navios Holdings entered into a registration rights agreement with Navios Partners pursuant to which Navios Partners provided Navios Holdings with certain rights relating to the registration of the common units. Navios Holdings has entered into additional share purchase agreements on December 30, 2016, March 3, 2017, March 23, 2017 and March 31, 2017 for the purchase up to a total of 1,313,399 general partnership interests. See also Note 13.

The Navios Acquisition Credit Facilities: On September 19, 2016, Navios Holdings entered into a secured credit facility of up to $70,000 with Navios Acquisition. This credit facility is secured by all of the Company’s’ interest in Navios Acquisition and 78.5% of the Company’s interest in Navios Logistics, representing a majority of the shares outstanding of Navios Logistics. This facility was provided for an arrangement fee of $700, is available for up to five drawings and has a fixed interest rate of 8.75%, compounded semi-annually to be paid upon maturity on November 15, 2018. As of March 31, 2017, the outstanding balance was $51,176 which consists of $50,000 drawn amount plus the accrued interest of $2,360, net of unamortized balance of deferred fees of $1,184. As of December 31, 2016, the outstanding balance was $49,876 which consists of $50,000 drawn amount plus the accrued interest of $1,240, net of unamortized balance of deferred fees of $1,364.

In 2010, Navios Acquisition entered into a $40,000 credit facility with Navios Holdings, which originally matured in December 2015. The facility was available for multiple drawings up to a limit of $40,000 and had a margin of LIBOR plus 300 basis points. The final maturity date was January 2, 2017. As of March 31, 2017 and December 31, 2016 there was no outstanding amount under this facility.

The Navios Partners Credit Facility: In May 2015, Navios Partners entered into a credit facility with Navios Holdings of up to $60,000. The Navios Partners Credit Facility bears an interest of LIBOR plus 300 basis points. The final maturity date was January 2, 2017. As of March 31, 2017 and December 31, 2016 there was no outstanding amount under this facility.

Balance due from Navios Europe I: Balance due from Navios Europe I as of March 31, 2017 amounted to $2,733 (December 31, 2016: $2,376) which included the net current receivable amount of $280 (December 31, 2016: $145) mainly consisting of management fees, accrued interest income earned under the Navios Revolving Loans I (as defined in Note 13) and other expenses and the non-current amount receivable of $2,452 (December 31, 2016: $2,231) related to the accrued interest income earned under the Navios Term Loans I (as defined in Note 13).

The Navios Revolving Loans I and the Navios Term Loans I earn interest and an annual preferred return, respectively, at 1,270 basis points per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of March 31, 2017, the outstanding amount relating to Navios Holdings’ portion under the Navios Revolving Loans I is $11,125 (December 31, 2016: $7,125), under the caption “Loan receivable from affiliate companies”. As of March 31, 2017, the amount undrawn under the Revolving Loans I was $4,800, of which Navios Holdings may be required to fund an amount ranging from $0 to $4,800.

On March 16, 2017, Navios Holdings transferred to Navios Partners its rights to the Navios Revolving Loans I and the Navios Term Loans I (including the respective accrued receivable interest), with a total carrying value of $21,384 for a total consideration of $33,473, comprised of $4,050 in cash and 13,076,923 newly issued common units of Navios Partners with a fair value of $29,423 (based on Navios Partners’ trading price as of the closing of the transaction). The Company evaluated this transaction in accordance with ASC 860, classifying it as a secured borrowing arrangement. At the date of this transaction, the Company recognized

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a long-term liability of $33,473, including a premium of $12,089 which will be amortized through “Interest expense and finance cost, net” over the term of the loans until 2023, and is included within “Long-term payables to affiliate companies”. Navios Holdings may be required from Navios Partners, under certain conditions, to repurchase the loans after the third anniversary of the date of the transaction based on the then-outstanding balance of the loans. See also Note 13.

As of March 31, 2017, the long-term payable to Navios Partners amounted to $33,670, including the unamortized premium of $12,004.

Balance due from Navios Europe II: Balance due from Navios Europe II as of March 31, 2017, amounted to $4,458 (December 31, 2016: $10,453), which included the net current receivable amount of $2,016 (December 31, 2016: $8,402), mainly consisting of management fees and accrued interest income earned under the Navios Revolving Loans II (as defined in Note 13) and other expenses and the non-current amount receivable of $2,442 (December 31, 2016: $2,051) related to the accrued interest income earned under the Navios Term Loans II (as defined in Note 13).

The Navios Revolving Loans II and the Navios Term Loans II earn interest and an annual preferred return, respectively, at 1,800 basis points per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of March 31, 2017, the outstanding amount relating to Navios Holdings’ portion under the Navios Revolving Loans II was $11,861 (December 31, 2016: $11,602), under the caption “Loan receivable from affiliate companies.” In March 2017, the amount undrawn from the Navios Revolving Loans II increased by $14,000. As of March 31, 2017, the amount undrawn from the Revolving Loans II was $21,529, of which Navios Holdings may be required to fund an amount ranging from $0 to $21,529.

NOTE 9: PREFERRED AND COMMON STOCK

Issuances to Employees and Exercise of Options

During both the three month periods ended March 31, 2017 and 2016, pursuant to the stock plan approved by the Board of Directors, no options were exercised.

Vested, Surrendered and Forfeited

During each of the three month periods ended March 31, 2017 and 2016, 0 restricted stock units issued to the Company’s employees vested.

During the three month periods ended March 31, 2017 and 2016, 0 and 1,950 restricted shares of common stock, respectively, were forfeited upon termination of employment.

Cumulative Perpetual Preferred Stock

The Company’s 2,000,000 American Depositary Shares, Series G Cumulative Redeemable Perpetual Preferred Stock (the “Series G”) and the 4,800,000 American Depositary Shares, Series H Cumulative Redeemable Perpetual Preferred Stock (the “Series H”) are recorded at fair market value on issuance. Each of the shares represents 1/100th of a share of the Series G and Series H, with a liquidation preference of $2,500.00 per share ($25.00 per American Depositary Share). Dividends are payable quarterly in arrears on the Series G at a rate of 8.75% per annum and on the Series H at a rate of 8.625% per annum of the stated liquidation preference. The Company has accounted for these shares as equity.

Conversion of Preferred Stock

During the three month period ended March 31, 2017 and 2016, there were no conversions of preferred stock.

In February 2016, Navios Holdings announced the suspension of payment of quarterly dividends on its preferred stock, including the Series G and Series H. Total undeclared preferred dividends as of March 31, 2017 were $12,889.

Navios Holdings had outstanding as of both March 31, 2017 and December 31, 2016, 117,131,407 shares of common stock and 49,504 shares of preferred stock (14,551 Series G, 29,018 Series H and 5,935 shares of convertible preferred stock).

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(Expressed in thousands of U.S. dollars — except share data)

Acquisition of Treasury Stock

In November 2015, the Board of Directors approved a share repurchase program for up to $25,000 of the Navios Holdings’ common stock. Share repurchases were made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act. Repurchases were subject to restrictions under the terms of the Company’s credit facilities and indenture. The program did not require any minimum purchase or any specific number or amount of shares and could be suspended or reinstated at any time in the Company’s discretion and without notice. In particular, Navios Holdings, pursuant to the terms of its Series G and Series H, may not redeem, repurchase or otherwise acquire its common stock or preferred shares, including the Series G and Series H (other than through an offer made to all holders of Series G and Series H) unless full cumulative dividends on Series G and Series H, when payable, have been paid. In total, up until February 2016, 1,147,908 shares were repurchased under this program, for a total consideration of $1,071. Since that time, this program has been suspended by the Company.

NOTE 10: OTHER (EXPENSE)/ INCOME, NET

In February 2017, two self-propelled barges of Navios Logistics’ fleet, Formosa and San Lorenzo, were sold for a total of $1,109 to be paid in cash. Sale prices for the barges will be received in installments through 2023. Gain on sale of assets of $1,030 was included in the statement of comprehensive (loss)/income within the caption of “Other (expense)/ income, net”.

During the three month period ended March 31, 2017 and 2016, taxes other-than income taxes of Navios Logistics amounted to $1,897 and $2,371, respectively, and were included in the statements of comprehensive loss within the caption “Other (expense)/ income, net”.

In March 2016, the Company agreed with a charterer for the early redelivery of one of its vessels in exchange for $13,000 in cash and settlement of outstanding claims payable to the charterer amounting to $1,871. The total amount of $14,871 was included in the statement of comprehensive loss within the caption of “Other (expense)/ income, net”.

NOTE 11: SEGMENT INFORMATION

The Company currently has two reportable segments from which it derives its revenues: Dry bulk Vessel Operations and Logistics Business. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The Dry bulk Vessel Operations Business consists of the transportation and handling of bulk cargoes through the ownership, operation, and trading of vessels, freight, and Forward Freight Agreements. The Logistics Business consists of operating ports and transfer station terminals, handling of vessels, barges and push boats as well as upriver transport facilities in the Hidrovia region.

The Company measures segment performance based on net (loss)/income attributable to Navios Holdings common stockholders. Inter-segment sales and transfers are not significant and have been eliminated and are not included in the following tables. Summarized financial information concerning each of the Company’s reportable segments is as follows:

	Drybulk Vessel Operations for the Three Month Period Ended March 31, 2017	Logistics Business for the Three Month Period Ended March 31, 2017	Total for the Three Month Period Ended March 31, 2017
Revenue	$51,545	$43,801	$95,346
Administrative fee revenue from affiliates	5,298	—	5,298
Interest expense and finance cost, net	(21,641)	(5,781)	(27,422)
Depreciation and amortization	(19,533)	(6,090)	(25,623)
Equity in net earnings of affiliated companies	5,082	—	5,082
Net loss attributable to Navios Holdings common stockholders	(46,800)	(1,919)	(48,719)
Total assets	2,073,841	671,703	2,745,544
Goodwill	56,240	104,096	160,336
Capital expenditures	(37)	(16,055)	(16,092)
Investment in affiliates	192,420	—	192,420
Cash and cash equivalents	64,006	69,730	133,736
Restricted cash	4,454	—	4,454
Long-term debt, net (including current and noncurrent portion)	$1,216,730	$427,873	$1,644,603

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(Expressed in thousands of U.S. dollars — except share data)

	Drybulk Vessel Operations for the Three Month Period Ended March 31, 2016	Logistics Business for the Three Month Period Ended March 31, 2016	Total for the Three Month Period Ended March 31, 2016
Revenue	$47,782	$55,219	$103,001
Administrative fee revenue from affiliates	5,482	—	5,482
Interest expense and finance cost, net	(21,546)	(6,204)	(27,750)
Depreciation and amortization	(13,154)	(6,673)	(19,827)
Equity in net earnings of affiliated companies	12,952	—	12,952
Net (loss)/income attributable to Navios Holdings common stockholders	(11,087)	3,622	(7,465)
Total assets	2,388,404	625,776	3,014,180
Goodwill	56,240	104,096	160,336
Capital expenditures	(60,134)	(20,254)	(80,388)
Investment in affiliates	390,105	—	390,105
Cash and cash equivalents	65,404	89,359	154,763
Restricted cash	1,875	—	1,875
Long-term debt, net (including current and noncurrent portion)	$1,244,173	$378,774	$1,622,947

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(Expressed in thousands of U.S. dollars — except share data)

NOTE 12: LOSS PER COMMON SHARE

Loss per share is calculated by dividing net loss attributable to Navios Holdings common stockholders by the weighted average number of shares of Navios Holdings outstanding during the period.

For the three month period ended March 31, 2017, 5,667,735 potential common shares and 5,935,000 potential shares of convertible preferred stock have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) and are therefore excluded from the calculation of diluted net loss per share.

For the three month period ended March 31, 2016, 3,719,915 potential common shares and 5,935,000 potential shares of convertible preferred stock have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) and are therefore excluded from the calculation of diluted net loss per share.

	Three Month Period Ended March 31, 2017	Three Month Period Ended March 31, 2016
Numerator:
Net loss attributable to Navios Holdings common stockholders	$(48,719)	$(7,465)
Less:
Dividends on Preferred Stock and on unvested restricted shares	(2,644)	(3,972)

Loss available to Navios Holdings common stockholders, basic and diluted	$(51,363)	$(11,437)

Denominator:
Denominator for basic and diluted net loss per share attributable to Navios Holdings common stockholders — adjusted weighted shares	115,168,874	106,036,603

Basic and diluted net loss per share attributable to Navios Holdings common stockholders	$(0.45)	$(0.11)

NOTE 13: INVESTMENT IN AFFILIATES AND AVAILABLE-FOR-SALE SECURITIES

Navios Partners

On August 7, 2007, Navios Holdings formed Navios Partners under the laws of Marshall Islands. Navios GP L.L.C. (the “General Partner”), a wholly owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and received a 2.0% general partner interest.

On March 17, 2017, Navios Holdings transferred to Navios Partners its participation in the Navios Revolving Loans I, as defined herein, and the Navios Term Loans I, as defined herein, both relating to Navios Europe I, for a consideration of $33,473, comprised of $4,050 in cash and 13,076,923 newly issued common units of Navios Partners with a fair value of $29,423 (based on Navios Partners’ trading price as of the closing of the transaction). Concurrently, Navios Holdings acquired 266,876 common units in Navios Partners in order to maintain its 2% general partner interest for a cash consideration of $468. See also Note 8.

On March 20, 2017, Navios Partners announced that it has closed an offering of 47,795,000 common units at $2.10 per common unit, raising approximately $100,369 of gross proceeds. Navios Holdings acquired 975,408 common units in Navios Partners in order to maintain its 2% general partner interest for a cash consideration of $2,048.

During the first quarter of 2017, Navios Partners also issued 2,040,000 of common units to certain Navios Partners’ directors and/or officers, and 1,200,442 common units pursuant to Navios Partners’ Continuous Offering Program Sales Agreement. Concurrently, Navios Holdings acquired 66,131 common units in Navios Partners in order to maintain its 2% general partner interest for a cash consideration of $110.

As of March 31, 2017, Navios Holdings holds a total of 28,421,233 common units and 3,008,908 partners units, representing a 20.9% interest in Navios Partners, including the 2.0% general partner interest, and the entire investment in Navios Partners is accounted for under the equity method.

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(Expressed in thousands of U.S. dollars — except share data)

As of March 31, 2017 and December 31, 2016, the unamortized difference between the carrying amount of the investment in Navios Partners and the amount of the Company’s underlying equity in net assets of Navios Partners was $110,906 and $112,417, respectively. As a result of the other-than temporary-impairment loss recorded as at December 31, 2016, the Company has recomputed this difference which is amortized through “Equity in net earnings of affiliated companies” over the remaining life of Navios Partners’ tangible and intangible assets.

Total equity method (loss)/ income and amortization of deferred gain of $907 and $955 were recognized in “Equity in net earnings of affiliated companies” for the three month periods ended March 31, 2017 and 2016, respectively.

As of March 31, 2017 and December 31, 2016, the carrying amount of the investment in Navios Partners was $56,431 and $24,033, respectively.

Dividends received during both the three month periods ended March 31, 2017 and 2016 were $0.

As of March 31, 2017, the market value of the investment in Navios Partners was $65,060.

Acropolis

Navios Holdings has a 50% interest in Acropolis, a brokerage firm for freight and shipping charters. Although Navios Holdings owns 50% of Acropolis’ stock, Navios Holdings agreed with the other shareholder that the earnings and amounts declared by way of dividends will be allocated 35% to the Company with the balance to the other shareholder. As of March 31, 2017 and December 31, 2016, the carrying amount of the investment was $86 and $105, respectively. During the three month periods ended March 31, 2017 and 2016, the Company received dividends of $55 and $0, respectively.

Navios Acquisition

As of March 31, 2017, Navios Holdings had a 43.4% voting and a 46.1% economic interest in Navios Acquisition.

As of March 31, 2017 and December 31, 2016, the unamortized difference between the carrying amount of the investment in Navios Acquisition and the amount of the Company’s underlying equity in net assets of Navios Acquisition was $139,148 and $140,131, respectively. As a result of the other-than-temporary-impairment loss recorded as at December 31, 2016, the Company has recomputed this difference which is amortized through “Equity in net earnings of affiliated companies” over the remaining life of Navios Acquisition tangible and intangible assets.

Total equity method income of $3,932 and $11,564 were recognized in “Equity in net earnings of affiliated companies” for the three month periods ended March 31, 2017 and 2016, respectively.

As of March 31, 2017 and December 31, 2016, the carrying amount of the investment in Navios Acquisition was $124,344 and $124,062, respectively.

Dividends received for each of the three month periods ended March 31, 2017 and 2016 were $3,649.

As of March 31, 2017, the market value of the investment in Navios Acquisition was $125,521.

Navios Europe I

On December 18, 2013, Navios Europe I acquired ten vessels for aggregate consideration consisting of (i) cash (which was funded with the proceeds of senior loan facilities (the “Senior Loans I”) and loans aggregating to $10,000 from Navios Holdings, Navios Acquisition and Navios Partners (in each case, in proportion to their ownership interests in Navios Europe I) (collectively, the “Navios Term Loans I”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan I”). In addition to the Navios Term Loans I, Navios Holdings, Navios Acquisition and Navios Partners will also make available to Navios Europe I revolving loans I up to $24,100 to fund working capital requirements (collectively, the “Navios Revolving Loans I”).

On an ongoing basis, Navios Europe I is required to distribute cash flows (after payment of operating expenses and amounts due pursuant to the terms of the Senior Loans I) according to a defined waterfall calculation.

The Navios Term Loans I will be repaid from the future sale of vessels owned by Navios Europe I and is deemed to be the initial investment by Navios Holdings. Navios Holdings evaluated its investment in Navios Europe I under ASC 810 and concluded that Navios Europe I is a VIE and that they are not the party most closely associated with Navios Europe I and, accordingly, is not the primary beneficiary of Navios Europe I.

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(Expressed in thousands of U.S. dollars — except share data)

Navios Holdings further evaluated its investment in the common stock of Navios Europe I under ASC 323 and concluded that it has the ability to exercise significant influence over the operating and financial policies of Navios Europe I and, therefore, its investment in Navios Europe I is accounted for under the equity method.

The initial investment in Navios Europe I of $4,750 at the inception included the Company’s share of the basis difference between the fair value and the underlying book value of the assets of Navios Europe I, which amounted to $6,763. This difference is amortized through “Equity in net earnings of affiliated companies” over the remaining life of Navios Europe I. As of March 31, 2017 and December 31, 2016, the unamortized basis difference of Navios Europe I was $4,541, and $4,710, respectively.

As of March 31, 2017 and December 31, 2016, the estimated maximum potential loss by Navios Holdings in Navios Europe I would have been $22,930 and $18,268, respectively, including accrued interest, which represents the Company’s carrying value of its investment of $8,466 (December 31, 2016: $8,198) plus the Company’s balance of the Navios Revolving Loans I of $14,464 (December 31, 2016: $10,070), including accrued interest, and does not include the undrawn portion of the Navios Revolving Loans I.

Income of $175 and $339 was recognized in “Equity in net earnings of affiliated companies” for the three month periods ended March 31, 2017 and 2016, respectively.

As of March 31, 2017 and December 31, 2016, the carrying amount of the investment in Navios Europe I was $6,014 and $5,967, respectively.

Navios Europe II

On February 18, 2015, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe II. From June 8, 2015 through December 31, 2015, Navios Europe II acquired 14 vessels for aggregate consideration consisting of: (i) cash consideration of $145,550 (which was funded with the proceeds of a $131,550 senior loan facilities (the “Senior Loans II”) and loans aggregating to $14,000 from Navios Holdings, Navios Acquisition and Navios Partners (in each case, in proportion to their ownership interests in Navios Europe II) (collectively, the “Navios Term Loans II”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan II”) with a face amount of $182,150 and fair value of $99,147, at the acquisition date. In addition to the Navios Term Loans II, Navios Holdings, Navios Acquisition and Navios Partners will also make available to Navios Europe II revolving loans up to $43,500 to fund working capital requirements (collectively, the “Navios Revolving Loans II”). In March 2017, the amount of the Navios Revolving Loans II increased by $14,000.

On an ongoing basis, Navios Europe II is required to distribute cash flows (after payment of operating expenses, amounts due pursuant to the terms of the Senior Loans II) according to a defined waterfall calculation.

The Navios Term Loans II will be repaid from the future sale of vessels owned by Navios Europe II and is deemed to be the initial investment by Navios Holdings. Navios Holdings evaluated its investment in Navios Europe II under ASC 810 and concluded that Navios Europe II is a VIE and that they are not the party most closely associated with Navios Europe II and, accordingly, is not the primary beneficiary of Navios Europe II.

Navios Holdings further evaluated its investment in the common stock of Navios Europe II under ASC 323 and concluded that it has the ability to exercise significant influence over the operating and financial policies of Navios Europe II and, therefore, its investment in Navios Europe II is accounted for under the equity method.

The initial investment in Navios Europe II recorded under the equity method of $6,650, at the inception included the Company’s share of the basis difference between the fair value and the underlying book value of the assets of Navios Europe II, which amounted to $9,419. This difference is amortized through “Equity in net earnings of affiliated companies” over the remaining life of Navios Europe II. As of March 31, 2017 and December 31, 2016, the unamortized basis difference of Navios Europe II was $7,718 and $7,953, respectively.

As of March 31, 2017 and December 31, 2016, the estimated maximum potential loss by Navios Holdings in Navios Europe II would have been $23,234 and $22,287, respectively, including accrued interest, which represents the Company’s carrying value of its investment of $7,976 (December 31, 2016: $7,944) plus the Company’s balance of the Navios Revolving Loans II of $15,258 (December 31, 2016: $14,343), including accrued interest, and does not include the undrawn portion of the Navios Revolving Loans II.

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(Expressed in thousands of U.S. dollars — except share data)

Income of $32 and $89 was recognized in “Equity in net earnings of affiliated companies” for the three month period ended March 31, 2017 and 2016, respectively.

As of March 31, 2017 and December 31, 2016, the carrying amount of the investment in Navios Europe II was $5,534 and $5,894, respectively.

Summarized financial information of the affiliated companies is presented below:

	March 31, 2017					December 31, 2016
Balance Sheet	Navios Partners	Navios Acquisition	Acropolis	Navios Europe I	Navios Europe II	Navios Partners	Navios Acquisition	Acropolis	Navios Europe I	Navios Europe II
Cash and cash equivalents, including restricted cash	$117,949	$72,132	$356	$14,827	$17,423	$25,088	$56,658	$720	$10,785	$16,916
Current assets	154,623	112,493	681	19,679	21,696	56,349	107,282	986	15,980	19,487
Non-current assets	1,129,396	1,601,308	76	167,066	228,722	1,212,231	1,596,337	84	169,925	232,363
Current liabilities	51,244	79,398	307	18,507	19,103	98,950	79,421	413	18,490	24,126
Long- term debt including current portion, net	424,485	1,095,645	—	83,417	116,735	523,776	1,095,938	—	86,060	119,234
Non-current liabilities	428,062	1,062,265	—	158,041	196,009	489,421	1,048,767	—	155,387	184,530

Income Statement	March 31, 2017					March 31, 2016
	Navios Partners	Navios Acquisition	Acropolis	Navios Europe I	Navios Europe II	Navios Partners	Navios Acquisition	Acropolis	Navios Europe I	Navios Europe II
Revenue	$42,411	$64,482	$311	$9,884	$8,001	$45,641	$80,419	$379	$10,112	$7,966
Net (loss)/ income before non-cash change in fair value of Junior Loan I and Junior Loan II	$(5,655)	$5,615	$25	$(1,289)	$(6,265)	$209	$23,770	$197	$(290)	$(5,024)
Net income/(loss)	$(5,655)	$5,615	$25	$(1,831)	$(7,888)	$209	$23,770	$197	$(1,179)	$(3,902)

Investments in available-for-sale securities

During 2013, the Company received shares of Korea Line Corporation (“KLC”), and during 2015 and 2016, the Company received shares of Pan Ocean Co. Ltd (“STX”) as partial compensation for the claims filed under the Korean court for all unpaid amounts in respect of the employment of the Company’s vessels. The shares were valued at fair value upon the day of issuance. During the third quarter of 2016, the Company sold all its 354,093 KLC and STX securities it held for a total consideration of $5,303. As of March 31, 2017 and December 31, 2016, the Company did not retain any KLC and STX shares.

The shares received from KLC and STX were accounted for under the guidance for available-for-sale securities (the “AFS Securities”). The Company has no other types of available-for-sale securities.

As of March 31, 2017 and 2016, the unrealized holding losses related to these AFS Securities included in “Accumulated Other Comprehensive Loss” were $0 and $841, respectively. During the three month periods ended March 31, 2017 and 2016, the Company did not recognize in earnings any realized loss.

NOTE 14: OTHER FINANCIAL INFORMATION

The Company’s 2019 Notes are fully and unconditionally guaranteed on a joint and several basis by all of the Company’s subsidiaries with the exception of Navios Maritime Finance II (US) Inc., Navios Maritime Finance (US) Inc., Navios Logistics and its subsidiaries and Navios GP L.L.C. The subsidiary guarantees are “full and unconditional”, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the notes. All subsidiaries, except for the non-guarantor Navios Logistics and its subsidiaries, are 100% owned.

These condensed consolidated statements of Navios Holdings, the guarantor subsidiaries and the non-guarantor subsidiaries have been prepared on an equity basis as permitted by U.S. GAAP.

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(Expressed in thousands of U.S. dollars — except share data)

During the first quarter of 2017, the Company has presented revised financial information for the year ended December 31, 2016, as the intercompany receivables of the Guarantor Subsidiaries were reclassified within the condensed consolidated balance sheet. This revision was not material to the previously issued financial statements.

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(Expressed in thousands of U.S. dollars — except share data)

	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Statement of comprehensive (loss)/income for the three months ended March 31, 2017
Revenue	$—	$51,545	$43,801	$—	$95,346
Administrative fee revenue from affiliates	—	5,298	—	—	5,298
Time charter, voyage and logistics business expenses	—	(36,706)	(14,020)	—	(50,726)
Direct vessel expenses	—	(12,516)	(17,528)	—	(30,044)
General and administrative expenses incurred on behalf of affiliates	—	(5,298)	—	—	(5,298)
General and administrative expenses	(1,806)	(1,057)	(3,521)	—	(6,384)
Depreciation and amortization	(693)	(18,840)	(6,090)	—	(25,623)
Interest expense and finance cost, net	(19,909)	(1,732)	(5,781)	—	(27,422)
Vessel impairment loss	—	(9,098)	—	—	(9,098)
Other (expense)/income, net	(424)	(579)	(352)	—	(1,355)

(Loss)/income before equity in net earnings of affiliated companies	(22,832)	(28,983)	(3,491)	—	(55,306)

Income /(loss) from subsidiaries	(30,281)	(1,919)	—	32,200	—
Equity in net earnings of affiliated companies	4,394	801	(113)	—	5,082

(Loss)/income before taxes	(48,719)	(30,101)	(3,604)	32,200	(50,224)

Income tax (expense)/benefit	—	(67)	484	—	417

Net (loss)/ income	(48,719)	(30,168)	(3,120)	32,200	(49,807)

Less: Net income attributable to the noncontrolling interest	—	—	1,088	—	1,088

Net (loss)/income attributable to Navios Holdings common stockholders	$(48,719)	$(30,168)	$(2,032)	$32,200	$(48,719)

Other Comprehensive loss
Total other comprehensive income	$—	$—	$—	$—	$—

Total comprehensive (loss)/income	$(48,719)	$(30,168)	$(3,120)	$32,200	$(49,807)

Comprehensive loss attributable to noncontrolling interest	—	—	1,088	—	1,088

Total comprehensive (loss)/income attributable to Navios Holdings common stockholders	$(48,719)	$(30,168)	$(2,032)	$32,200	$(48,719)

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Statement of comprehensive (loss)/income for the three months ended March 31, 2016
Revenue	$—	$46,268	$55,219	$—	$101,487
Administrative fee revenue from affiliates	—	5,482	—	—	5,482
Time charter, voyage and logistics business expenses	—	(31,844)	(14,537)	—	(46,381)
Direct vessel expenses	—	(13,375)	(16,699)	—	(30,074)
General and administrative expenses incurred on behalf of affiliates	—	(5,482)	—	—	(5,482)
General and administrative expenses	(1,356)	(1,784)	(3,298)	—	(6,438)
Depreciation and amortization	(742)	(12,411)	(6,674)	—	(19,827)
Interest expense and finance cost, net	(19,820)	(1,726)	(6,204)	—	(27,750)
Other income/(expense), net	48	12,773	(1,157)	—	(11,664)

(Loss)/income before equity in net earnings of affiliated companies	(21,870)	(2,099)	6,650	—	(17,319)

Income /(loss) from subsidiaries	2,306	3,621	—	(5,927)	—
Equity in net earnings of affiliated companies	12,099	848	5	—	12,952

(Loss)/income before taxes	(7,465)	2,370	6,655	(5,927)	(4,367)

Income tax (expense)/benefit	—	(69)	(976)	—	(1,045)

Net (loss)/ income	(7,465)	2,301	5,679	(5,927)	(5,412)

Less: Net income attributable to the noncontrolling interest	—	—	(2,053)	—	(2,053)

Net (loss)/income attributable to Navios Holdings common stockholders	$(7,465)	$2,301	$3,626	$(5,927)	$(7,465)

Other Comprehensive loss
Unrealized holding loss on investments in available-for-sale securities	$(396)	$(396)	$—	$396	$(396)
Total other comprehensive loss	$(396)	$(396)	$—	$396	$(396)

Total comprehensive (loss)/income	$(7,861)	$1,905	$5,679	$(5,531)	$(5,808)

Comprehensive loss attributable to noncontrolling interest	—	—	(2,053)	—	(2,053)

Total comprehensive (loss)/income attributable to Navios Holdings common stockholders	$(7,861)	$(1,905)	$3,626	$(5,531)	$(7,861)

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Balance Sheet as of March 31, 2017	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Current assets
Cash and cash equivalents	$6,953	$57,053	$69,730	$—	$133,736
Restricted cash	—	4,454	—	—	4,454
Accounts receivable, net	—	32,781	20,764	—	53,545
Intercompany receivables	—	201,423	71,741	(273,164)	—
Due from affiliate companies	1,768	528	—	—	2,296
Prepaid expenses and other current assets	—	41,600	18,391	—	59,991

Total current assets	8,721	337,839	180,626	(273,164)	254,022

Vessels, port terminals and other fixed assets, net	—	1,384,423	405,972	—	1,790,395
Deposits for vessel acquisitions	—	—	153,314	—	153,314
Investments in subsidiaries	1,639,831	290,290	—	(1,930,121)	—
Investments in affiliates	167,385	11,645	13,390	—	192,420
Loan receivable from affiliate companies	—	27,880	—	—	27,880
Other long-term assets	—	19,522	22,560	—	42,082
Goodwill and other intangibles	83,240	35,410	166,781	—	285,431

Total non-current assets	1,890,456	1,769,170	762,017	(1,930,121)	2,491,522

Total assets	$1,899,177	$2,107,009	$942,643	$(2,203,285)	$2,745,544

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$1,601	$54,822	$28,197	$—	$84,620
Accrued expenses and other liabilities	13,603	49,351	22,651	—	85,605
Deferred income and cash received in advance	—	6,374	6,666	—	13,040
Intercompany payables	273,164	—	—	(273,164)	—
Due to affiliate companies	—	23,898	—	—	23,898
Current portion of capital lease obligations	—	—	1,719	—	1,719
Current portion of long-term debt	—	20,620	7,334	—	27,954

Total current liabilities	288,368	155,065	66,567	(273,164)	236,836

Long-term debt, net of current portion	929,062	215,872	420,539	—	1,565,473
Capital lease obligations, net of current portion	—	—	14,988	—	14,988
Loan payable to affiliate company	51,176	—	—	—	51,176
Long term payable to affiliate companies	—	64,964	—	—	64,964
Other long-term liabilities and deferred income	—	45,005	1,423	—	46,428
Deferred tax liability	—	—	10,930	—	10,930

Total non-current liabilities	980,238	325,841	447,880	—	1,753,959

Total liabilities	1,268,606	480,906	514,447	(273,164)	1,990,795

Noncontrolling interest	—	—	124,178	—	124,178

Total Navios Holdings stockholders’ equity	630,571	1,626,103	304,018	(1,930,121)	630,571

Total liabilities and stockholders’ equity	$1,899,177	$2,107,009	$942,643	$(2,203,285)	$2,745,544

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Balance Sheet as of December 31, 2016	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Current assets
Cash and cash equivalents	$15,875	$54,935	$65,182	$—	$135,992
Restricted cash	—	2,486	2,900	—	5,386
Accounts receivable, net	—	32,916	32,913	—	65,829
Intercompany receivables	—	117,596	74,218	(191,814)	—
Due from affiliate companies	2,362	6,186	—	—	8,548
Prepaid expenses and other current assets	—	39,778	17,607	—	57,385

Total current assets	18,237	253,897	192,820	(191,814)	273,140

Deposits for vessels, port terminals and other fixed assets	—	—	136,891	—	136,891
Vessels, port terminals and other fixed assets, net	—	1,411,612	409,489	—	1,821,101
Investments in subsidiaries	1,641,863	292,209	—	(1,934,072)	—
Investments in affiliates	137,218	11,978	10,875	—	160,071
Loan receivable from affiliate companies	—	23,008	—	—	23,008
Other long-term receivable from affiliate companies	—	11,105	—	—	11,105
Other long-term assets	—	17,877	22,551	—	40,428
Goodwill and other intangibles	83,933	35,571	167,647	—	287,151

Total non-current assets	1,863,014	1,803,360	747,453	(1,934,072)	2,479,755

Total assets	$1,881,251	$2,057,257	$940,273	$(2,125,886)	$2,752,895

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$892	$54,731	$29,915	$—	$85,538
Accrued expenses and other liabilities	32,025	43,823	15,901	—	91,749
Deferred income and cash received in advance	—	4,666	4,517	—	9,183
Intercompany payables	191,814	—	—	(191,814)	—
Due to affiliate companies	—	32,847	—	—	32,847
Current portion of capital lease obligations	—	—	2,639	—	2,639
Current portion of long-term debt	—	23,476	6,351	—	29,827

Total current liabilities	224,731	159,543	59,323	(191,814)	251,783

Long-term debt, net of current portion	928,357	221,437	421,598	—	1,571,392
Capital lease obligations, net of current portion	—	—	14,978	—	14,978
Long-term payable to affiliate company	—	6,399	—	—	6,399
Loan payable to affiliate company	49,876	—	—		49,876
Other long-term liabilities and deferred income	—	41,857	1,531	—	43,388
Deferred tax liability	—	—	11,526	—	11,526

Total non-current liabilities	978,233	269,693	449,633	—	1,697,559

Total liabilities	1,202,964	429,236	508,956	(191,814)	1,949,342

Noncontrolling interest	—	—	125,266		125,266
Total Navios Holdings stockholders’ equity	678,287	1,628,021	306,051	(1,934,072)	678,287

Total liabilities and stockholders’ equity	$1,881,251	$2,057,257	$940,273	$(2,125,886)	$2,752,895

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Cash flow statement for the three months ended March 31, 2017	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Net cash (used in)/provided by operating activities	$(25,371)	32,115	21,848	—	28,592

Cash flows from investing activities
Acquisition of investments in affiliates	—	—	(2,626)	—	(2,626)
Deposits for vessels, port terminals and other fixed assets acquisitions	—	—	(14,348)	—	(14,348)
Loans to affiliate companies	—	(4,259)	—	—	(4,259)
Purchase of property, equipment and other fixed assets		(37)	(1,707)		(1,744)

Net cash used in investing activities	—	(4,296)	(18,681)	—	(22,977)

Cash flows from financing activities
Transfer from/ (to) other group subsidiaries	16,484	(19,110)	2,626	—	—
Proceeds from transfer of rights to affiliate company	—	4,050	—	—	4,050
Repurchase of preferred stock	(35)	—	—	—	(35)
Repayment of long-term debt and payment of principal	—	(8,665)	(1,044)	—	(9,709)
Proceeds from long-term loans, net of deferred finance fees	—	—	709	—	709
Payments of obligations under capital leases	—	—	(910)	—	(910)
Increase in restricted cash	—	(1,976)	—	—	(1,976)

Net cash (used in)/provided by financing activities	16,449	(25,701)	1,381	—	(7,871)

Net (decrease)/increase in cash and cash equivalents	(8,922)	2,118	4,548	—	(2,256)

Cash and cash equivalents, at beginning of period	15,875	54,935	65,182	—	135,992

Cash and cash equivalents, at end of period	$6,953	57,053	69,730	—	133,736

Cash flow statement for the three months ended March 31, 2016	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Net cash (used in)/provided by operating activities	$(17,762)	29,096	17,606	—	28,940

Cash flows from investing activities
Loan to affiliate company	—	(4,275)	—	—	(4,275)
Deposits for vessels acquisitions	—	—	(17,837)	—	(17,837)
Acquisition of vessels	—	(60,115)	—	—	(60,115)
Purchase of property, equipment and other fixed assets	—	(19)	(2,417)	—	(2,436)

Net cash used in investing activities	—	(64,409)	(20,254)	—	(84,663)

Cash flows from financing activities
Transfer (to)/from other group subsidiaries	(8,009)	8,009	—	—	—
Proceeds from long-term loans, net of deferred finance fees	—	39,129	10,910	—	50,039
Repayment of long-term debt and payment of principal	—	(9,668)	(15)	—	(9,683)
Acquisition of treasury stock	(819)	—	—	—	(819)
Dividends paid	(3,681)	—	—	—	(3,681)
Decrease in restricted cash	—	11,612	—	—	11,612
Payments of obligations under capital leases	—	—	(394)	—	(394)

Net cash (used in)/provided by financing activities	(12,509)	49,082	10,501	—	47,074

Net (decrease)/increase in cash and cash equivalents	(30,271)	13,769	7,853	—	(8,649)

Cash and cash equivalents, at beginning of period	34,152	47,753	81,507	—	163,412

Cash and cash equivalents, at end of period	$3,881	61,522	89,360	—	154,763

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 15: SUBSEQUENT EVENTS

a)	On April 19, 2017, Navios Holdings announced the completion of the offer commenced on March 21, 2017, to exchange newly issued shares of the Company’s common stock for any and all outstanding American Depositary Shares, each representing 1/100th of a share of either Series G or Series H. A total of 766 Series G and Series H were validly tendered, representing an aggregate nominal value of approximately $1,914. Navios Holdings issued a total of 625,815 shares of common stock.

b)	On June 8, 2017, Navios Containers, a newly formed Marshall Islands company dedicated to the container sector, announced that it has closed its private placement and the acquisition of five container vessels and rights to the remaining fleet (the “RMT Fleet”) of Rickmers Maritime Trust Pte. (“Rickmers Trust”). Navios Containers issued 10,057,645 shares for $50,288 of gross proceeds at a subscription price of $5.00 per share. Navios Partners invested $30,000 and received about 60% of the equity, and Navios Holdings invested $5,000 and received about 10% of the equity of Navios Containers. Each of Navios Partners and Navios Holdings also received warrants, with a five-year term, for 6.8% and 1.7% of the equity, respectively. Navios Containers also announced that it has registered for trading on the Norwegian Over-The-Counter Market and expects to begin trading on or about June 12, 2017 under the ticker NMCI. Navios Containers used the proceeds from the private placement to acquire five 4,250 TEU vessels from Navios Partners for a total purchase price of $64,000. These vessels, recently acquired by Navios Partners from Rickmers Trust, are employed on charters with a net daily charter rate of $26.9. The charters expire in 2018 and early 2019. In addition, Navios Containers acquired all the rights under the acquisition agreements entered into between Navios Partners and Rickmers Trust to purchase the remaining nine vessels in the original 14-vessel container RMT Fleet. The acquisition of the nine additional vessels is subject to a number of conditions, and no assurance can be provided that the acquisition will close at all or in part.

c)	In May 2017, Navios Holdings agreed to sell to an unrelated third party the Navios Horizon, a 2000 built Japanese dry bulk vessel of 50,346 dwt, for a total net sale price of $6,750 to be paid in cash, with delivery expected in August 2017. The impairment loss due to the sale is expected to be approximately $5,051.

d)	In May 2017, Navios Holdings refinanced one of its existing debt facilities securing a 2010 built Capesize vessel with a $15,300 new bank loan. The new loan has a term of 4.25 years, bears interest at a rate of LIBOR plus 300 basis points and is repayable in 17 quarterly installments with a final balloon payment of $8,798 on the last repayment date.

e)	On May 18, 2017, Navios Logistics acquired two product tankers, Ferni H (16,871 DWT) and San San H (16,871 DWT) for $11,239 which were previously under capital lease with an obligation to purchase in 2020. The remaining capital lease obligation was terminated after the acquisition of the vessels. The acquisition of the two product tankers was financed with a $14,000 five year term loan. The term loan bears interest at a rate of LIBOR (180 days) plus 315 basis points and is repayable in twenty quarterly installments with a final balloon payment of $7,000 on the last repayment date.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer
Date:	June 9, 2017